                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   FORM 10-SB/A1

                    GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                       OR 12(g) OF THE SECURITIES ACT OF 1934


                        GLOBAL TELEPHONE COMMUNICATION, INC.
                (Exact name of Small Business Issuer in Its Charter)


NEVADA                                   87-0285729
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification Number)


3838 CAMINO DEL RIO NORTH, SUITE 333, SAN DIEGO CA     92108-1789
(Address of principal executive offices)               (Zip Code)


                                   1-800-668-9880
                            (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

     Title of Each Class                     Name of Each Exchange on Which
     To be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------
     n/a                                     n/a


           Securities registered under Section 12(g) of the Exchange Act:

                           COMMON EQUITY, PAR VALUE $.001
                                  (Title of Class)

                        GLOBAL TELEPHONE COMMUNICATION, INC.
                                   FORM 10-SB/A1
                                 TABLE OF CONTENTS


NO.       TITLE                                                              PAGE NO.
---       -----                                                              --------
                                       PART 1

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . . . . . . .3
Item 2.   Management's Discussion and Analysis or Plan of Operations . . . . . . . .9
Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . . . . . . 18
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Item 5.   Directors, Executive Officers, Promoters and Control Persons . . . . . . 19
Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . 21
Item 7.   Certain Relationships and Related Transactions . . . . . . . . . . . . . 21
Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . 22

                                       PART II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters . . . . . . . . . . . . . . . . . . 23
Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
Item 3.   Changes in Disagreements with Accountants. . . . . . . . . . . . . . . . 24
Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . . . . . . 25
Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . . . . . . 28

                                      PART F/S

          Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . .29

                                      PART III

Item 1    Index to Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
Item 2    Description of Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . 30
          Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

                                       PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     The Registrant was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly put into production certain oil and mineral deposits. The Registrant was unable to raise development money and the Registrant's operations ceased and the mineral deposits were abandoned.

     On June 23, 1997, the Registrant acquired all of the outstanding shares of Chow's Consulting Corporation for 90,000 common shares of its common stock.
The only asset of Chow's was a mining claim that has since been deemed worthless and Chow's was dissolved.

     On October 14, 1997 the Registrant changed its name from Dynasty Oil and Minerals Corporation to Global Telephone Communication, Inc., in line with a change in its strategic direction. The Registrant's current focus is to seek and develop opportunities in the IT (Information Technology), telecommunications, and Internet industries. To capitalize on management's industry experience and relationships, the Registrant will favor opportunities in Southeast Asia, with an emphasis on the People's Republic of China (PRC.)

     On February 9, 1998, the Registrant acquired all of the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corp. (Planet City), a private company incorporated under the laws of British Columbia, Canada, with offices in Vancouver, BC. The Registrant issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City.

     Also, on February 9, 1998, the Registrant also acquired all of the issued and outstanding shares of another operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, with offices in Vancouver, BC. The Registrant issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks.

     Both Planet City and Webworks are in the businesses of Web graphic design and hosting and systems integration. However, these entities failed

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to operate profitably and the Registrant has decided that these operations do not complement its current business direction and thus, disposed of these operations on October 1, 1999. (See Item 2 Management's Discussion and Plan of Operation for more details.) .

     On March 24, 1998 the Registrant changed its domicile from the State of Utah to the State of Nevada.

     On April 16, 1998, the Registrant entered into a Share Exchange Agreement (Regent Agreement) with Regent Luck Holdings Ltd., (Regent), a corporation registered and headquartered in Hong Kong, whereby the Registrant acquired all the issued and outstanding shares of Regent by issuing and exchanging 4,950,000 shares of the Registrant with the shareholders of Regent, which constituted approximately 63% of the Registrants then outstanding shares.

     Regent has a 90% interest in a joint venture company, Shenzhen Global Net Computer Information Co. Ltd., (SGNCI), organized under the laws of the PRC, with Shenzhen Newsnet Co., Ltd. (SNC). The 10% minority owner is Shenzhen Xin Yun Da Electronics Co. Ltd. a company owned by citizens of the of the PRC.

     The telecommunications business in the PRC is highly regulated by the central Government's Telecommunications Bureau. A Chinese company must get authorization from many different levels of government before entering the telecommunications business. The first step is to obtain Joint Venture approval from the Foreign Merchant Investment Bureau. To qualify for this level of approval, an applicant must provide a Joint Venture Feasibility Report, a Joint Venture Contract, and a Joint Venture Corporate Charter. This approval, along with all aforesaid documents are then forwarded to the National Industrial and Commercial Administrative Bureau for a business license.

     On June 8, 1998, the SGNCI joint venture was given the approvals in accordance with the PRC Sino-Foreign Equity Joint Venture Enterprise Law and by Shenzhen Foreign Investment Bureau (No. 1998 0520). The business scope of this license includes computer software development, Internet Protocol (IP) product development along with the related technical consulting, computer systems integration and Internet service provider (ISP). The China National Industrial and Commercial Administrate Bureau issued the

Joint Venture business license on July 28, 1998 effective for 12 years. The cost of the license itself from the Chinese government was $200.

     SNC is a subsidiary of China Telecom and is the biggest ISP in the city of Shenzhen with a subscriber base of over 40,000. SNC entered into an exclusive agency agreement with SGNCI which gives SGNCI the rights to act as exclusive agents to conduct all telecommunications and Internet business and services in Shenzhen, Guangdong Province and in six of the biggest cities in China. The term of the agency agreement is for 12 years with options to renew, subject to further negotiations. Profits will be shared on a 69%-31% basis in favor of SGNCI for the first 18 months and 55%-45% thereafter. As part of the Regent Agreement, the Registrant agreed to provide funds as capital for the SGNCI joint venture in the amount of $1,300,000. To date, the Registrant has provided approximately $975,000. The Registrant will provide the balance of $325,000 by December 31, 1999, in the form of cash, as paid-in-capital, to SGNCI from proceeds of a private placement of the Registrant's common shares.

     With respect to the SGNCI Joint Venture, the Registrant will be engaged in the delivery of web-based e-mail, voice over IP, systems integration, Internet access and content, and other IT/Internet value added applications.

     These products and services will be delivered under licenses provided directly from China Telecom, the dominant carrier in the PRC, or through its wholly owned subsidiaries. The services will be delivered to commercial, residential and educational users through the Public Switched Telephone network and will have their origin on Internet service platforms owned jointly or independently by the Registrant.

     Currently, SNC is a leading ISP in the Southern PRC with a 60% market share in the Shenzhen region. On a national scale, SNC holds a 2% market share. For all six cities, the major competition is from the ISP arm of China Telecom. SNC is targeting an average market share of 30% for each city. Customers usually base their purchase decisions on quality, timing and the range of services that are offered.

     On March 9, 1999, the Registrant acquired 51% of the issued and outstanding shares of Pacific Asset International Ltd., (PAI) a Hong Kong corporation in exchange for 600,000 shares of the Registrant's common shares which constituted approximately 4% of the Registrant's then issued common stock. PAI is anticipated to provide the Registrant access to institutional and banking e-commerce business in Asia. The Registrant plans to assist PAI in the development of its business in the telecommunications and IT sector. However, because the Registrant has limited resources, it will not pursue this opportunity at this time.

     On September 15, 1999 the Registrant signed an agreement with International Communications Enterprises Ltd. (ICE), a company operating in and incorporated in the United Kingdom, to provide funding for a Joint Venture Agreement between ICE and First Telecom (FT) of Hong Kong. The primary purpose of the Joint Venture will be to originate and terminate telephone traffic in the PRC. The Registrant will make an investment totaling $250,000 for 25% of the gross revenue due to ICE from all activities generated by the ICE/FT venture on a monthly basis. (See Item 2 Management Discussion and Plan of Operation for more details).

     Subsequent to the joint venture on October 21, 1999, GTCI entered into a second joint venture with ICE as a financial partner to ICE to assist ICE in the development and distribution of promotional commemorative prepaid calling cards relating to sports figures. Initially the program is primarily directed towards the leading drivers of Formula 1 race car teams. The company (ICE) has several contracts in place already, and a copy of the Contract for the Yamaha Co. Is included as an exhibit. (See Item 2 Management Discussion and Plan of Operation for more details).

     The Internet and IT industries are relatively new and subject to rapid change. Regulatory and political issues in Asia pose many potential problems. The size of the Asian market, and the low cost of entry into these new industries are attracting an increasing number of new entrants. Weaknesses in infrastructure further complicate the task of building reliable and responsive systems. Intense competition from existing and potential competitors with longer operating histories, greater brand name recognition, larger customer bases and greater financial, technical and marketing resources, may adversely affect the Registrant's ability to secure a viable position in the marketplace.

     During 1998 and 1999 the Registrant publicly announced:

               the marketing of Year 2000 software solutions;
               its Global Positioning System (GPS) project;
               its plans to acquire an ISP company and
               various marketing agreements.

The Registrant has not pursued any of these due to the following reasons:

     In November of 1998 the Registrant's management team decided that it would become a provider of Year 2000 (Y2K) software solutions for the PRC.
Management believed that this was complimentary to the Registrant's core IT business. As a result of this business decision, on March 4, 1999 the Registrant entered into a Marketing Agreement with Planet City to market Planet City's Y2K solutions (the Millennium Bug Compliance Kit) in the PRC and on April 21, 1999 the Registrant entered into 2 Agency Agreements with Manful Commerce Co. Ltd. and Beijing JinXunDa Telecommunications Technology Development Co. Ltd. to supply the Millennium Bug Compliance Kit to the Chinese Government. Subsequently, the Y2K solution was sent to China for testing. After failing the required battery of tests, the Registrant terminated all contracts involving this product, without penalty, and decided to terminate all related business interests.

     With respect to the GPS project, on June 10, 1999 the Registrant's joint venture company, Beijing Global Net Communication Technology Co., Ltd., received Chinese governmental approval and the required business licenses to provide GPS in the PRC. However, the Registrant has elected to postpone further efforts in this area due to the attractiveness of other opportunities.

     On June 14, 1999 the Registrant signed a conditional Memorandum of Agreement to enter into a joint venture with Beijing Tian Guang Information Communication Services Ltd. (BTGIC), a PRC company with a valid permit from the State Information Technologies Ministry to operate as an IP in the cities of Beijing, Shanghai and Guangzhou. The Registrant was to issue 1,200,000 restricted common shares for a 65% equity interest in BTGIC. After the Registrant's management team completed its due diligence, it determined that this joint venture would not be beneficial to the Registrant at the agreed upon terms and conditions, and the agreement was terminated.

     On January 8, 1999 the Registrant announced that it entered into a teaming agreement with Veronex Technologies, Inc. to jointly pursue business opportunities in the PRC. On February 24, 1999 the Registrant announced that it had entered into a marketing agreement with iBiz Technology Corp to market iBiz technology and products in the Pacific Rim. The opportunity has not yet sufficiently developed to pursue these prospects.

     The Registrant has structured activities in accordance with current local and foreign governmental regulations.

     While there can be no certainty, the Registrant believes that the regulatory environment will continue to support the Registrant's current and planned activities. However, any reversal of current government willingness to continue to approve such activities could have a serious material negative effect on the business prospects for the Registrant.

     The Registrant has spent approximately $50,000 over the past 2 years in developing relationships and opportunities and obtaining licenses and approvals.

     The available telecommunication and IT market is substantial and underserved. The Registrant will not be reliant upon any small number of major customers in any of its markets.

     The Registrant believes there is minimal, if any, cost to the Registrant for compliance with current environmental laws.

     The Registrant currently employs 8 full time employees and expects the total number of employees to reach 20 or more within 6 months.

     The Registrant plans to market its products and services both directly and indirectly. A direct sales force will be developed to market the Registrant's services and products. Furthermore, the Registrant's will use its contacts and relationships in the PRC to further develop and market the Registrant's products as they are developed.

     The Registrant is now subject to the reporting requirements of Section 12(g) and consequently, the Registrant is now required to file annual and quarterly reports in accordance with the Securities Act of 1934.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS PLAN OF OPERATIONS.

     On June 4, 1997 the Registrant acquired Krystar International Ltd. (Krystar) for x6,000,000 common shares. Krystar had proprietary ownership of a technology that transported minerals using Boundary Air/Laminar Flow Technology. On September 24, 1997, the Board of Directors of the Registrant decided to discontinue the operations of Krystar and the 6,000,000 common shares were cancelled. The disposal was effected by discontinuing efforts associated with this acquisition. While there was no impact of this discontinued operation in 1998, there was loss from discontinued operations of $87,429 in 1997.

     From February, 1998 through March of 1999, the Registrant made 4 acquisitions via share exchange agreements. The first two of these acquisitions, Planet City and Webworks were rescinded as of October 1, 1999 due to the following business decisions and events:

     Originally, on February 17, 1998 the Registrant concluded negotiations with two multimedia companies, Planet City and Webworks. The scope of the business was to develop Internet based telecommunications application software, products and services. The Registrant acquired combined assets of $220,000 in exchange for a total of 2,000,000 shares of the Registrants stock. Shortly thereafter, in March 1998, the Registrant was approached with joint venture opportunities in the PRC. Due to the underdeveloped telecommunications market in the PRC, the Registrant's management team believed that it was a prudent business decision to change the scope of the business. The Registrant then acquired its subsidiary, Regent, to pursue these opportunities.

     Subsequent to the acquisition of Planet City and Webworks, it became apparent to the Registrant's management team that the strategy and objectives of both companies were widely divergent from the Registrant's. Further, the resources of the two acquired companies did not fit well with the Registrant's needs to exploit new telecommunications opportunities in the PRC. For example, the Registrant discovered that the management teams of Planet City and Webworks were unable to carry out the launching of the Registrant's Web-hosting, e-commerce and systems integration operations in the PRC. In addition, upon closer examination, the computer equipment and software owned by Planet City and Webworks needed considerable upgrading in order to serve the needs of the Registrant. The

Registrant also discovered that the management of Planet City and Webworks had independently entered into other businesses and diverted resources and capital away from the Registrant's business. As a result, rather than allocating resources to these two operations, in August of 1999, the Registrant's Board of Directors decided that the most prudent action was to rescind the agreements with the two entities. On October 1, 1999, the rescission was completed.

     Management believes that these rescissions will not have a material impact on the Registrant's short or long term liquidity.

     During the years 1998 and 1999 the only operating subsidiaries of the Registrant were Planet City and Webworks. As a result, all of the Registrant's revenues were generated from these companies. During the nine months ended September 30, 1999, the Registrant generated revenues of $151,158, a gain on the sale of securities of $26,203, and operating expenses of $329,320, resulting in a net loss of $175,466.

     During the nine months ended September 30, 1998 the Registrant raised $303,591 from notes payable to fund its operations.

     During the nine months ended September 30, 1999 the Registrant raised $2,378,714 from the sale of equity securities and $629,440 from notes payable to fund current operations.

     The third subsidiary, Regent, has an office in Hong Kong, but no operations to date. The acquisition agreement requires the Registrant to provide $1,300,000 in development funds, $975,000 of which was provided through September 30, 1999 from private placement proceeds. The $975,000 was deposited into an escrow account in a Hong Kong bank which was then used as paid-in-capital for the funding of the Agency Agreement between Regent and SNC.
 As of September 30, 1999, of the $975,000, $50,000 was spent on opening an office in Shenzhen, employee expenses, license fees and equipment purchases.
The remaining $325,000 commitment will be provided by December 31, 1999. The Registrant intends to fund this payment via the private placement of its common stock. After the Registrant has fulfilled its financial obligation to fund the Regent and SNC Joint Venture, this newly formed company will begin investigating ISP and related business opportunities in six selected PRC cities.

     The ISP Agency Agreement between SGNCI and SNC will initiate in Shenzhen and then intends to move into 5 other cities (Beijing, Shanghai, Wuhan, Guangzhou and Chongquing). The timing of the development will depend upon the success of the Shenzhen operation. When initiated, each additional facility will cost approximately $1,300,000

     The strategic partnership with SNC (a subsidiary of China Telecom) gives the Registrant certain advantages in the market place over its competitors. It gives the Registrant's Joint Venture operation a direct customer base of over 40,000, more favorable terms from China Telecom in lease-line contracts and technical support

     The fourth subsidiary, PAI was acquired in March, 1999. The Registrant agreed to assist PAI in the development of its business and to further strengthen its relationships with the Asian banking community. However, due to its limited availability of resources, the Registrant has decided not to expend time or money on PAI. At this time, the Registrant's management team believes that with its background and prior business experience, opportunities in the Asian telecommunications and IT industries offer greater upside potential and lower risk than the PAI venture. Accordingly, the Registrant will reevaluate the PAI venture after higher priority investments have completed.

     The Registrant has only external sources of liquidity. During the years ended December 31, 1997, and December 31, 1998, the Registrant was engaged primarily in fund raising activities. Pursuant to private placement offerings $31,000 in 1997, $180,800 in 1998 and $2,378, 714 through September 30, 1999 was raised.

     On September 15, 1999 the Registrant made a commitment for capital expenditures. The Registrant signed an agreement with ICE to provide funding for a Joint Venture agreement between ICE and FT of Hong Kong. The Registrant will receive revenue participation for the $250,000 investment. ICE is to be a provider of telephony services to business customers, with a focus on multinational companies in the European Union. The Registrant's objective is to become a leading provider of such services in its areas of operations. ICE has uncovered niche telephony products for this market, which it believes represent revenue opportunities. This Joint Venture will allow ICE to deliver voice, fax and data traffic via earth stations owned by First Telecom in the Peoples Republic of China for termination into the PRC at rates below current market pricing. ICE is now seeking funding for its next stage of development in the PRC. The Registrant's commitment is to make an investment of approximately $250,000 for 25% of the gross revenue due to ICE from all activities generated by the ICE/FT venture on a monthly basis. The Registrant will receive this percentage for a period of time beginning with the first month of revenue generation and ending when ICE's revenue participation from the ICE/FT venture has exceeded approximately $807,000 (L500,000) per month for 12 individual months. The Registrant's gross revenue participation will then decrease to 12 1/2 % of the gross revenue due to ICE from all activities generated by the ICE/FT Venture, on a monthly basis, for the duration of the ICE/FT Venture. As of September 30, 1999 the Registrant had made an investment of $20,000 in ICE. Through November 30, 1999 there were additional investments made totaling $141,000. As at December 31, 1999, GTCI had completed its investment obligation and GTCI expects revenue from this joint venture to begin late 1st quarter to early 2nd quarter, 2000.

     Subsequent to the joint venture on October 21, 1999, GTCI entered into a second joint venture with ICE as a financial partner to ICE to assist ICE in the development and distribution of promotional commemorative prepaid calling cards relating to sports figures. Initially the program is primarily directed towards the leading drivers of Formula 1 race car teams. ICE has several contracts in place already, and a copy of the contract for the Yamaha Co. Is included as an exhibit.

     GTCI has paid approximately $48,400 US (L30,000) option for the right of first refusal on any and all such cards that ICE may choose to do. The Yamaha contract has already begun entering orders, and GTCI expects to see initial revenues in late January or early February 2000.

     GTCI will invest approximately $121,000 (L75,000) per card for design, artwork, impression, printing, testing and delivery of satisfactory network delivery and support capabilities. In exchange, GTCI will receive 50% of ICE's gross revenue monthly until GTCI has received twice (2x) its original investment, and subsequently, 25% of gross monthly revenues for as long as the contract is in force, including renewals.

     GTCI has completed it $121,000 (L75,000) obligation to ICE for the Yamaha contract. Two other contracts are also now being funded.

     A copy of the "Revenue Participation Agreement" for promotional calling cards is also included as an exhibit.

     GTCI reasonably expects revenues from its two (2) ICE joint ventures to exceed $10,000,000 (US) for the calendar year 2000.

     There have been no seasonal aspects that caused any material changes in the Registrant's financial statements.

     The Registrant's viability is contingent upon its ability to raise additional funds to support development efforts. There is no assurance the Registrant will obtain additional financing on terms it deems acceptable.

     The implementation and expansion of the Registrant's business, including acquisitions, will require a commitment of substantial funds. At present, the Registrant is awaiting the placement of a subordinated debt facility of $12,000,000 which was anticipated to close by the second week of October, 1999. While there has been a delay, the Registrant expects to receive the funding between December 15, 1999 and end of January, 2000. Further developments will be disclosed in the General Form of Annual Report for Small Business Issuer (Form 10K SB).

     The $12,000,000 will be used to expand facilities and for growth. In the interim, the Registrant is seeking additional equity in the amount of $1,380,000, $920,000 of which was received by December 3, 1999.

     Additional funding will be required in the future to satisfy capital needs of the Registrant and its subsidiaries. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the next 12 months.

     The Registrant believes that the aforesaid $12,000,000 will provide sufficient funds for its operational activities for the next 12 months. Nevertheless, the Registrant intends to pursue additional funding in the form of direct equity. The Registrant does not intend to develop its own value-added products and services at this time. It will, instead, purchase or license those products and services from third parties.

     On November 15, 1999 the PRC signed a trade agreement with the United States that lifts trade barriers. The pact obligates China to cut tariffs an average of 23% which promises greater access for telecommunications firms. But the PRC must still sign agreements with several other nations including the European Union before it can be admitted to the World Trade Organization
(WTO), which will take additional time to resolve.

     Socio-political factors and other variables will impact the Registrant's future financial condition. Primarily, the PRC's imminent entry into the WTO and the liberalization of its telecom markets to foreigners will have a direct effect on the Registrant's and its subsidiaries business operations. Some of these factors are, the lowering of tariff and non-tariff barriers for IT products and services; more transparency and clearer rules and regulations with respect to the telecom industry; an increase in globalization and the free flow of information among trading partners; access to more reliable market data; and other multilateral arrangements and market reforms that are prerequisites for entry into the WTO.

     Present indications from Beijing point to the liberalization of foreign investment in the PRC's Internet sector. There is widespread consensus that by the end of this year the Chinese Government will put in place new rules and regulations governing foreign participation in this sector. The liberalization of the telecom sector will allow the Registrant to provide capital and investment in other value-added products and services within the IT/Internet sector such as IP Telephony and Long Distance Calling Cards that were previously prohibited from foreign participation.

     In the meantime, there are inherent risks in operating in this sector where the rules and regulations are still uncertain. Opening of the IT/Internet sector to foreign participation will also mean an increase in competition from multinational telecommunications companies in the PRC. The degree to which it will affect the Registrant's future operations and financial results is uncertain and will depend on the competency of the management team in executing its business plan and carrying out an effective implementation of the core operations of the joint ventures.

     As a result of conducting overseas operations, the Registrant is vulnerable to foreign exchange fluctuations. This is especially true in Asia where currency fluctuations and devaluations are not only determined by market forces but are also affected by the monetary and fiscal policies of foreign governments. There are also risks associated with the laws and regulations that apply to the repatriation of capital from overseas operations.

     The success of the Registrant and its subsidiaries' operations in the PRC is subject to the political and economic uncertainties of that region. These unknowns are characterized by unexpected changes in rules and regulations; tariffs or other barriers; policy changes regarding foreign asset ownership; changes in tax laws for foreign companies; unexpected changes in monetary or fiscal policies; market reforms; austerity programs enacted by the government; government subsidies that are anti-competitive in nature; currency exchange regulations and lack of transparency in the financial markets. These and other factors could have an adverse impact on the Registrant's business and financial results in the future or require the Registrant to modify its current business practices.

     The market for IT products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards that result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements within the markets that the Registrant and its subsidiaries operate.

     There can be no assurance that competitors will not market products and services in the Chinese markets that have certain competitive advantages over those of the Registrant and its subsidiaries.

     There are also uncertainties and risks attributable to the immature and volatile nature of the Chinese IT market. This market is still in its nascent stage where sufficient data and market studies are not available for any thorough analysis in determining the viability of the Registrant's business plan. The Registrant and its subsidiaries mainly have to rely on the experiences of its local joint venture partners and of its own management team to make strategic decisions with respect to its operations. This lack of clear and reliable market information dramatically increases the risk of the Registrant making incorrect market assumptions.

     The Registrant believes that the size of the emerging market in the PRC contributes positively to its prospects for success and that the current availability of capital seems to support present and future needs of the Registrant's operations. Any material change in the regulatory climate in the PRC could be materially damaging to the Registrant's future prospects for success.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems, including machines controlled by microprocessors, may need to be upgraded or replaced in order to comply with such Y2K requirements.

     In general, the Registrant and its operating subsidiaries rely on recently updated software developed by off-the-shelf software companies. Because the Registrant and its subsidiaries are all in the early stages of their development, none of these companies are currently using computers to manage mission critical processes. At this time, neither the Registrant nor its subsidiaries depend on customers or suppliers who have a material effect on their operations or financial viability. The Planet City and Webworks acquisitions have been rescinded and the operations in the PRC do not have and will not have any obligations to third parties until after January, 2000.

     The Registrant does have computers that it uses for its internal operations. Tests indicate that they are Y2K compliant. Because there is always a risk that they may not be compliant, senior management of the Registrant is coordinating efforts to assess Year 2000 readiness, to adjust non-compliant hardware and software if problems should arise, and to certify Y2K compliance.

     Because the assessment process is not yet complete, the Registrant cannot yet accurately estimate the costs and risks that will be associated with Y2K assessment and remediation. As of the date of this report, the Registrant has not identified any costs associated with the necessary corrective efforts. However, it is possible that costs may materialize as the Registrant collects further assessment data.

     Because they do not appear to be material, costs for Y2K compliance are not being segregated from the Registrant's operating budget. Overall, the costs are not expected to have a significant effect on the Company's consolidated financial position or results of operations. The cost is not foreseen to be significant due to the developmental nature of the business.
Any costs will be deducted from income in the period incurred.

     In the event that any of the Registrant's subsidiaries do not successfully and timely achieve Y2K compliance, the Registrant's business or operations will be minimally affected due to the fact that all pertinent data has been backed up. Finally, Year 2000 problems could have a ripple effect through world economies, which could adversely affect the demand for some or all of the Registrant's products and services. Of course, this is the case for all operating companies worldwide.

     The Registrant intends as part of the certification process to have each of its operating subsidiaries perform a Y2K "dry run", where the dates on all computers and microprocessor-controlled equipment are set ahead to a date within the year 2000. The Registrant hopes that such dry runs will identify all remaining internal Y2K issues before problems occur. The company will perform the dry run on a subsidiary by subsidiary basis and will complete testing before December 15, 1999. These procedures will not, however, identify external Y2K problems, and they will not provide any information as to how Y2K problems throughout world economies may affect the Registrant. The Registrant intends to create a contingency plan to address these latter types of risks, but it has not yet done so.

     In December, 1998, the Registrant signed two consulting contracts with Lions Peak Capital Ltd. and Milan Financial Inc. These two companies have been working with the Registrant to provide consulting services with respect to investor relations, marketing and business development. Their contracts expire in December of 1999, however, they are renewable through to November, 2000.

     The Registrant, as of October 1st, 1999, appointed Thomas Brandenburg as Chief Executive Officer and Robert Luth as Chief Financial Officer. Mr. Brandenburg accepted the position as of October, 1999. However, while Mr. Luth had originally accepted the position of CFO, due to unforeseen personal circumstances, he was unable to act on his commitment.

ITEM 3.   DESCRIPTION OF PROPERTY.

     The Registrant's principal office is located at 3838 Camino Del Rio North, Suite 333, San Diego CA 92108. This office acts as the Registrant's U.S. office and is approximately 1,300 square feet and is shared with the Registrant's U.S. Counsel at no cost to the Registrant.

     The Registrant also operates offices in Vancouver, British Columbia, Hong Kong and Shenzhen, PRC.

     The Vancouver office occupies approximately 1,000 square feet and is located at Suite 910-510 Burrard Street, Vancouver BC, Canada V6C 3A8. The Registrant leases this space for $3,000 per month on a month to month basis from an affiliate.

     The Hong Kong office occupies approximately 1,000 square feet and is located at 1601 Causeway Bay Plaza 1, 489 Hennessy Road, Hong Kong. The Registrant leases this space for $800 per month on a month to month basis.

     The Shenzhen office occupies approximately 2,000 square feet and is located at Room 201, Tower B, Fujian Building, Caitain South Road, Fujian District, Shenzhen city, Quondong Province, PRC 518026. The Registrant leases this space for $1,500 per month on a month to month basis.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information as to the shares of common stock owned as of December 31, 1999:

     I. Each person who beneficially owns so far as the Registrant has been able to ascertain, more than 5% of the outstanding 19,897,368 shares of the Registrant.

     II.  Each director

     III. Each of the officers named in the summary compensation table.

     IV. All the directors and officers as a group unless otherwise indicated in the footnotes below on the table is subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock.


                              PRINCIPAL
     NAME                     BENEFICIAL OWNER         NUMBER     PERCENT
     ----                     ----------------         ------     -------
Sino Concourse Limited        Mr. Leung Yip            1,875,000    9.4%
Sinoway Technology Ltd.       Mr. Joseph Li            1,825,000    9.2%
Braveheart Inc.               Mr. Roger Burns and
                              Mr. Jeffery Mill         1,494,000(1) 7.5%

Ricky Ming Wah Ng                                      1,250,000    6.3%

Terry Wong                                               588,000    3.0%

Thomas J. Kennedy                                            -0-      0%

--------------------
(1) Shares were issued as collateral for a loan transaction and will be cancelled upon the retirement of the loan, which has not been completed to date.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                                                         SINCE
          NAME          AGE        POSITION                 TERM         SERVED
          ----          ---        --------                 ----         ------
1.   Thomas C.
     Brandenburg         63        CEO and Director         1 yr         10/99

2.   Terry Wong          40        President and
                                   Director                 2 yrs        10/97

3.   Thomas J.                     Secretary, Treasurer
     Kennedy        50             and Director             2 yrs        10/97

THOMAS C. BRANDENBURG

     Mr. Brandenburg founded US Network Corporation Inc., the first company to negotiate territory wide term and volume based resale contracts with any US Regional Bell Operating Company concluding contracts with Nynex and Ameritech. Prior to his five-year involvement with that firm, he was the founding chairman of Litel, Inc. from 1984-1988. He commenced his involvement in the communications industry in 1978, providing equity to an MCI reseller, United Networks Corp. in Dallas and subsequently selling the company to US Tel. From 1974-1978 Mr. Brandenburg served as President and CEO of Rocky Mountain Industries managing and operating oil ventures in California and Canada, an auto leasing company, a specialty steel company and land development activities. Prior to this, he was the Senior Vice President of Graham Loving & Company, a private brokerage firm. He held a ten year position as Senior Superintendent for Zurich American Insurance Group from 1960 to 1970. Mr. Brandenburg holds a Bachelors and Masters of Art in Literature from the University of Notre Dame.

TERRY WONG

     Mr. Wong was the President of Fortune Maple Capital Ltd. (Hong Kong/Canada) from 1989 to 1997. During this time he was instrumental in setting up major telecommunications projects in North Eastern China and developing a strategic joint-venture partnership with China's Post and Telecom real estate development projects in Canada and China in excess of $80 million. He was also involved in investments in high-growth, high-technology companies in both Asia and North America. From 1984 to 1994, he held the position of director of sales and marketing for Tak Kee Stevedoring and Shipping (Hong Kong) where he was responsible for increasing sales for the company at an annual average rate of 65% during the ten year period and opened major markets for the company in both China and Malaysia. Mr. Wong received a BA Commerce degree, with a focus on finance, from Simon Fraser University, Vancouver, BC in 1982 and was enrolled in the Master of Economics program the following year.

THOMAS J. KENNEDY

     Mr. Kennedy has been practicing as a barrister, solicitor and management consultant since 1991. Between 1981 and 1991, Mr. Kennedy was Vice Chairman of the Workers Compensation Review Board. Prior to this, he served as a prosecutor for the Canadian Department of Justice, Vancouver regional office. From 1991 to present, he has held the position of Director for three public companies: Global Tree Technologies Inc., Rock Resources Inc. and Nu-Lite Industries Ltd. Mr. Kennedy received a Bachelor of Commerce and Business Administration degree in 1973 and a Bachelor of Law degree in 1974 from the University of BC in Vancouver and was admitted to the Law Society of BC in 1975.

ITEM 6.   EXECUTIVE COMPENSATION.

     Mr. Terry Wong, the President and Mr. Thomas Kennedy, the Secretary and Treasurer are currently the only full time executives of the Registrant and are not in receipt of any salary at this time.

     SUMMARY COMPENSATION TABLE

     There was no executive of director who received any cash or non-cash compensation in excess of $100,000 in the years of 1998 or 1997.

     The following sets forth information concerning all cash and non-cash compensation to be awarded to the Registrant's officers in excess of $100,000 for the part of 1999 to December 31.


     OFFICER                   SALARY    OTHER ANNUAL COMPENSATION
1.   Thomas C. Brandenburg      -0-               -0-
2.   Terry Wong                 -0-               -0-
3.   Thomas Kennedy             -0-               -0-

     The Registrant has no outstanding share purchase options at this time.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There was no transactions during the last two years, or proposed transactions, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.   DESCRIPTION OF SECURITIES.

     (a) COMMON STOCK: At December 31, 1999, the Registrant had 19,897,368 shares of the common stock outstanding. The Registrant's certificate of Amendment of Articles of Incorporation, filed March 24, 1998 authorized the issuance of up to 25,000,000 of the Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

     In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (b) PREFERRED STOCK: The Registrant is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

     (c) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK". By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

     Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

     Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

     Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

     Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

     However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."

                                      PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol GTCI. The Registrant's common stock price as of the close of business on December 31, 1999 was $1.95 per share.

     (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by the over-the counter market quotations reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions.

                    1997                1998                1999
                    ----                ----                ----
Quarter     High Bid   Low Bid  High Bid   Low Bid  High Bid     Low Bid
March          $6.00     1 1/2      9/16       3/8   1 31/32      1 3/32

June           $3.06     1 1/8     15/16     7/16     3 7/32     1 11/16

Sept.          11/12     1 1/8     13/16      5/16    2 7/16       1 1/2

Dec.               1      7/16      11/8     13/32    2 5/16     1 11/16

     (a) HOLDERS: The Registrant has approximately 329 common stock shareholders.

     (b) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

     The Registrant is not involved in any legal proceedings.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The accountant has not resigned, declined to stand for re-election, nor were they dismissed. The principal accountant's report on the financial statements for the last two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     (a) RECENT SALES: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

     1. On June 23, 1997, 90,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Chow's Consulting Corporation.

     2. On October 23, 1997, 3,000,000 shares of common stock at $.01 per share pursuant to Regulation D, Rule 504 Offering for a total offering of $30,000.

     3. On January 16, 1998, 1,140,142 shares of common stock at $.50 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $570,071. Of this offering, a total of $180,800 was for cash and the balance of $389,271 was for the cancellation of debt.

     4. On February 9, 1998, 1,500,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Planet City Graphics Corp.

     5. On February 9, 1998, 500,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Webworks Multimedia Corporation.

     6. On April 16, 1998, 4,950,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Regent Luck Holdings Limited. The Share Exchange Agreement called for the issuance of a total of 5,000,000 shares, but due to an oversight on the part of the Registrant's Stock Transfer Agent, only 4,950,000 shares were in fact issued.

     7. On January 16, 1999, 700,000 shares of common stock at $.25 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $175,000.

     8. On January 20, 1999, 1,649,000 shares of common stock at $.50 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $824,500.

     9. On March 9, 1999, 600,000 shares of common stock were issued in exchange for 51% of the issued and outstanding shares of Pacific Asset International Ltd.

     10. On March 15, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

     11. On March 19, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

     12. On March 26, 1999, 100,000 shares of common stock at $1.00 per share for a total offering of $100,000.

     13. On April 16, 1999, 200,000 shares of common stock at $1.00 per share for a total offering of $200,000.

     14. On June 14, 1999, 277,778 shares of common stock at $.72 for a total offering of $200,000.

     15. On June 28, 1999, 1,494,000 shares were issued as collateral for a loan amount to be determined by the Registrant's trading share price at the time of funding. The loan has not yet been funded and the loan amount is anticipated to be approximately $900,000. Upon repayment of this loan, the collateral shares will be cancelled.

     16. On July 27, 1999, 69,444 shares of common stock at $.72 per share for a total offering of $50,000.

     17. On August 3, 1999, 69,445 shares of common stock at $.72 per share for a total offering of $50,000.

     18. On September 20, 1999, 125,000 shares of common stock at $.80 per share for a total offering of $100,000.

     19. On October 13, 1999, 100,000 shares of common stock at $1.00 per share for a total offering of $100,000.

     20. On October 20, 1999, 212,766 shares of common stock at $.94 per share for a total offering of $200,000.

     21. On November 29, 1999, 1,050,000 shares of common stock at $1.20 per share for a total offering of $1,260,000.

     22. On December 29, 1999, 250,000 shares of common stock at $1.00 per share for a total offering of $250,000.

     23. On December 31, 1999, 250,000 shares of common stock at $1.00 per share for a total offering of $250,000.

     (a)  EXEMPTIONS FROM REGISTRATION:

     With respect to the issuance of the 3,000,000 common shares listed at
Item 4(a)2, the 1,140,142 shares listed at Item 4(a)3, the 700,000 common shares listed at Item 4(a)7 and the 1,649,000 common share listed at Item 4(a)8, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791 (collectively the "Nevada Statutes").

     With respect to the issuance of the 90,000 common shares listed at Item 4(a)1, the 1,500,000 common shares listed at Item 4(a)4, the 500,000 common shares listed at Item 4(a)5, the 4,950,000 common shares listed at Item 4(a)6, the 600,000 common shares listed at Item 4(a)9, the 200,000 common shares listed at Item 4(a)10, the 200,000 common shares listed at Item 4(a)11, the 100,000 common shares listed at Item 4(a)12, the 200,000 shares listed at Item 4(a)13 the 277,778 shares listed at Item 4(a)14, the 1,494,000.shares listed at Item 4(a)15, the 69,444 shares listed at Item 4(a)16, the 69,445 shares listed at Item 4(a)17, the 125,000 shares listed at
Item 4(a)18, the 100,000 shares listed at item 4(a)19, the 212,766 shares listed at Item 4(a)20, the 10,050,000 shares listed at Item 4(a)21, the 250,000 shares listed at Item 4(a)22 and the 250,000 shares listed at Item 4(a)23 such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

     In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement, a Share Exchange Agreement, a Share Purchase Agreement or a Collateral Loan Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

     1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

     2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

     3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

     4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission by any such director or officer: provided, however, that the foregoing provision shall not eliminate or limit the liability of directors or officers (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or
(ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Status. Although the state statutes allow for indemnification of officers and directors, the SEC rules prohibit indemnification of officers and directors of publicly held companies.

                                      PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                             FINANCIAL STATEMENTS


           NO.                DESCRIPTION
          ----                -----------
          FS-1                Global Telephone Communication, Inc. and
                              Subsidiaries Consolidated Financial Statements
                              September 30, 1999 and December 31, 1998.

          FS-2                Global Telephone Communication, Inc. Consolidated
                              Proforma Financial Statements September 30, 1999

          FS-3                Global Telephone Communication, Inc. Consolidated
                              Proforma Financial Statements December 31, 1998
                              (Post Rescission of Subsidiaries)

          FS-4                Global Telephone Communication, Inc. Consolidated
                              Proforma Financial Statements December 31, 1998
                              (Pre Rescission of Subsidiaries)

          FS-5                Planet City Graphics Corporation Financial
                              Statements December 31, 1998

          FS-6                Webworks Multimedia Corporation Financial
                              Statements December 31, 1998

          FS-7                Regent Luck Holdings Limited Financial Statements
                              December 31, 1998


                                     -29-


          FS-8                Pacific Asset International Limited - For The
                              Period From January 11, 1999 (Rate of
                              Incorporation) to September 30, 1999


                                   PART III

ITEM 1.   INDEX TO EXHIBITS.

     The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.   DESCRIPTION OF EXHIBITS.

     The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:


     EXHIBIT NO.              DESCRIPTION
     -----------              -----------
       2                      CHARTER AND BY-LAWS

          2.1                 Articles of Merger Merging Global Telephone
                              Communication, Inc. (a Utah Corporation) into
                              Global Telephone communication, Inc. (a Nevada
                              Corporation)

          2.2                 Articles of Incorporation of Global Telephone
                              Communication, Inc.

          2.3 Articles of Amendment and Restatement to Articles of Incorporation of Dynasty TMT Corp.

          2.4 Articles of Amendment to Articles if Incorporation of Dynasty TMT Corp.


                                     -30-


          2.5 Articles of Amendment to the Articles of Incorporation of Dynasty TMT Corp.

          2.6                 Articles of Incorporation of Dynasty Ore and
                              Minerals Corporation

          2.7                 By-Laws of Global Telephone Communication, Inc.

       3. NONE                INSTRUMENTS REFINING THE RIGHTS OF SECURITY
                              HOLDERS

       7. NONE                VOTING TRUST AGREEMENTS

       6                      MATERIAL CONTRACTS

                    6.1       Share Exchange Acknowledgment
                              for Planet City Graphics Corp.

                    6.2       Share Exchange Acknowledgments
                              for Webworks Multimedia Corporation

                    6.3       Share Exchange Agreement with
                              Regent Luck Holdings Ltd.

                    6.4       Amendment of Share Exchange
                              Agreement with Regent Luck Holdings Ltd.

                    6.5       Joint Venture Agreement between Shenzhen Xun Yun
                              Yun Da Electronics Co. Ltd. and Regent Luck
                              Holdings ltd. for Shenzhen Global Net Computer
                              Information Co. Ltd.


                                     -31-


                    6.6       Agency Agreement between Shenzhen Newsnet
                              Information co. and Shenzhen Global Net Computer
                              Information co. Ltd.

                    6.7       Telecommunication Business Operation Approval of
                              Peoples Republic of China for Shenzhen Newsagent
                              Co. Ltd.

                    6.8       Share Exchange Agreement with Pacific Asset
                              International Ltd.

                    6.9       Consulting Agreement with Lions Peak Capital Ltd.

                    6.10      Consulting Agreement with Milan Financial Inc.

                    6.11      Revenue Participation and Option to Purchase
                              Agreement with International Communications
                              Enterprises Ltd.

                    6.12      Mutual Rescission Agreement - Planet City

                    6.13      Mutual Rescission Agreement - Webworks

                    6.14      Yamaha Promotional Calling Card Programme

                    6.15      First Continental Capital L.P. Revenue
                              Participation Agreement

             27               FINANCIAL DATA SCHEDULE


                                  SIGNATURES

     In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GLOBAL TELEPHONE
                                        COMMUNICATION, INC.


DATED: January 19, 2000                 BY: /s/ Terry Wong
                                            --------------------------
                                            TERRY WONG
                                            President

                              FINANCIAL STATEMENTS


NO.                        DESCRIPTION
---                        -----------
FS-1                       GLOBAL TELEPHONE COMMUNICATIONS,
                           INC. AND SUBSIDIARIES CONSOLIDATED
                           FINANCIAL STATEMENTS SEPTEMBER 30, 1999
                           AND DECEMBER 31, 1998

FS-2                       GLOBAL TELEPHONE COMMUNICATIONS,
                           INC. CONSOLIDATED PROFORMA
                           FINANCIAL STATEMENTS SEPTEMBER 30, 1999

FS-3                       GLOBAL TELEPHONE COMMUNICATION, INC.
                           CONSOLIDATED PROFORMA FINANCIAL
                           STATEMENTS DECEMBER 31, 1998
                           (POST RESCISSION OF SUBSIDIARIES)

FS-4                       GLOBAL TELEPHONE COMMUNICATION, INC.
                           CONSOLIDATED PROFORMA FINANCIAL
                           STATEMENTS DECEMBER 31, 1998
                           (PRE RESCISSION OF SUBSIDIARIES)

FS-5                       PLANET CITY GRAPHICS CORPORATION
                           FINANCIAL STATEMENTS DECEMBER 31, 1998

FS-6                       WEBWORKS MULTIMEDIA CORPORATION
                           FINANCIAL STATEMENTS DECEMBER 31, 1998

FS-7                       REGENT LUCK HOLDINGS LIMITED
                           FINANCIAL STATEMENTS DECEMBER 31, 1998

FS-8                       PACIFIC ASSET INTERNATIONAL LIMITED
                           REPORTS AND FINANCIAL STATEMENTS
                           FOR THE PERIOD FROM 11TH JANUARY, 1999
                           (DATE OF INCORPORATION) TO 30TH SEPTEMBER, 1999


                                  EXHIBIT FS-1

                        GLOBAL TELEPHONE COMMUNICATIONS,
                       INC. AND SUBSIDIARIES CONSOLIDATED
                     FINANCIAL STATEMENTS SEPTEMBER 30, 1999
                              AND DECEMBER 31, 1998

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENT

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                                  C O N T E N T S


Independent Auditors' Report............................................................................ 3

Consolidated Balance Sheets............................................................................. 4

Consolidated Statements of Operations................................................................... 6

Consolidated Statements of Stockholders' Equity (Deficit)............................................... 7

Consolidated Statements of Cash Flows................................................................... 8

Notes to the Financial Statements...................................................................... 10


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Global Telephone Communication, Inc. and Subsidiaries
Vancouver, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of Global Telephone Communication, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Telephone Communication, Inc. and Subsidiaries as of December 31, 1998 and the results of their consolidated operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
July 8, 1999

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                     ASSETS


                                                  September 30,          December 31,
                                                      1999                   1998
                                                -----------------     -----------------
                                                    (Unaudited)
CURRENT ASSETS

   Cash                                         $       1,114,618     $          16,390
   Accounts receivable                                          -                 5,928
   Marketable securities                                  316,080                81,878
   Prepaid expenses                                        89,245                    80
   Loans to officers                                       -                      8,450
                                                -----------------     -----------------

     Total Current Assets                               1,519,943               112,726
                                                -----------------     -----------------

FIXED ASSETS, NET (Note 8)                                164,086               151,202
                                                -----------------     -----------------

OTHER ASSETS

   Goodwill, net (Note 1)                                 798,000                     -
                                                -----------------     -----------------

     Total Other Assets                                   798,000                     -
                                                -----------------     -----------------

     TOTAL ASSETS                               $       2,482,029     $         263,928
                                                =================     =================



        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                               September 30,         December 31,
                                                                   1999                  1998
                                                            -----------------     -----------------
                                                               (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                         $         202,249     $         158,148
   Accrued interest payable (Note 3)                                   30,584                 8,296
   Notes payable (Note 3)                                              86,555               297,174
   Shareholder payable (Note 3)                                       729,440                     -
   Current portion of long-term lease (Note 9)                         22,118                57,107
                                                            -----------------     -----------------

     Total Current Liabilities                                      1,070,946               520,725
                                                            -----------------     -----------------

LONG-TERM DEBT

   Lease obligations - long term (Note 9)                               1,631                10,139
                                                            -----------------     -----------------

     Total Long-Term Debt                                               1,631                10,139
                                                            -----------------     -----------------

     TOTAL LIABILITIES                                              1,072,577               530,864
                                                            -----------------     -----------------

MINORITY INTEREST                                                           -                     -
                                                            -----------------     -----------------

COMMITMENTS (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 5,000,000 shares authorized of
     $1.00 par value, -0- shares issued and outstanding                     -                     -
   Common stock: 25,000,000 shares authorized of
     $0.001 par value, 18,143,368 and 12,245,935 shares
     issued and outstanding, respectively                              18,143                12,246
   Additional paid-in capital                                       4,412,767             1,279,164
   Deficit accumulated during the development stage                (3,021,458)           (1,558,346)
                                                            -----------------     -----------------

     Total Stockholders' Equity (Deficit)                           1,409,452              (266,936)
                                                            -----------------     -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                                     $       2,482,029     $         263,928
                                                            =================     =================



        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations


                                                         For the
                                                    Nine Months Ended                 For the Years Ended
                                                       September 30,                       December 31,
                                             ---------------------------------  ----------------------------------
                                                  1999            1998               1998              1997
                                             ---------------   ---------------  ----------------  ----------------
                                               (Unaudited)       (Unaudited)
REVENUES                                     $              -  $         3,529   $         4,705  $              -
                                             ----------------  ---------------   ---------------  ----------------

OPERATING EXPENSES

   General and administrative                       1,452,847          164,163           407,555            46,642
   Depreciation and amortization                       47,321              280               373                 -
                                             ----------------  ---------------   ---------------  ----------------

     Total Operating Expenses                       1,500,168          164,443           407,928            46,642
                                             ----------------  ---------------   ---------------  ----------------

OPERATING LOSS                                     (1,500,168)        (160,914)         (403,223)          (46,642)
                                             ----------------  ---------------   ---------------  ----------------

OTHER (EXPENSE)

   Interest expense                                    (8,734)          (6,113)           (8,151)                -
                                             ----------------  ---------------   ---------------  ----------------

     Total Other (Expense)                             (8,734)          (6,113)           (8,151)                -
                                             ----------------  ---------------   ---------------  ----------------

MINORITY INTEREST                                           -                -                 -                 -

LOSS BEFORE GAIN (LOSS) FROM
 FROM DISCONTINUED OPERATIONS                      (1,508,902)        (167,027)         (411,374)          (46,642)
                                             ----------------  ---------------   ---------------  ----------------

GAIN (LOSS) FROM DISCONTINUED
 OPERATIONS, Net of zero tax
 benefit  (Note 4)                                     45,790           (8,439)          (11,251)          (87,429)
                                             ----------------  ---------------   ---------------  ----------------

NET LOSS                                     $     (1,463,112) $      (175,466)  $      (422,625) $       (134,071)
                                             ================  ===============   ===============  ================

BASIC LOSS PER SHARE OF
  COMMON STOCK ATTRIBUTABLE TO:

   Continuing operations                     $          (0.09) $         (0.03)  $         (0.05) $          (0.03)
   Discontinued operations                               0.00            (0.00)            (0.00)            (0.05)
                                             ----------------  ---------------   ---------------  ----------------

        Total                                $          (0.09) $         (0.03)  $         (0.05) $          (0.08)
                                             ================  ===============   ===============  ================

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                               16,023,681        5,877,627         7,836,836         1,634,839
                                             ================  ===============   ===============  ================


        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
            Consolidated Statements of Stockholders= Equity (Deficit)


                                                                                                         Deficit
                                                                                                       Accumulated
                                                          Common Stock              Additional          During the
                                                   --------------------------         Paid-in           Development
                                                     Shares         Amount            Capital             Stage
                                                   ---------    -------------     -------------    -----------------
Balance, December 31, 1996                         1,065,834    $       1,066     $     689,273    $      (1,001,650)

Common stock issued to acquire
 Chow=s Consulting Corporation
 on April 30, 1997 recorded at
 predecessor cost of $0.00                            90,000               90               (90)                   -

Fractional shares canceled in
 conjunction with a 1-for-6 reverse
 stock split                                             (41)               -                 -                    -

Common stock issued for cash at
 $0.01 per share                                   3,000,000            3,000            28,000                    -

Net loss for the year ended
 December 31, 1997                                         -                -                 -             (134,071)
                                            ----------------    -------------     -------------    -----------------

Balance, December 31, 1997                         4,155,793            4,156           717,183           (1,135,721)

Common stock issued to acquire
 subsidiaries (Note 1)                             6,950,000            6,950            (6,950)                   -

Common stock issued for cash and
 notes payable at $0.50 per share                  1,140,142            1,140           568,931                    -

Net loss for the year ended
 December 31, 1998                                         -                -                 -             (422,625)
                                            ----------------    -------------     -------------    -----------------

Balance, December 31, 1998                        12,245,935           12,246         1,279,164           (1,558,346)

Common stock issued for cash
 (unaudited)                                       3,803,433            3,803         2,295,697                    -

Common stock issued to acquire
 subsidiary (unaudited)                              600,000              600           839,400                    -

Common stock issued as collateral
 for loan (unaudited)                              1,494,000            1,494            (1,494)                   -

Net loss for the nine months ended
 September 30, 1999 (unaudited)                            -                -                 -           (1,463,112)
                                            ----------------    -------------     -------------    -----------------

Balance, September 30, 1999
 (unaudited)                                      18,143,368    $      18,143     $   4,412,767    $      (3,021,458)
                                            ================    =============     =============    =================


        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                                 For the
                                                             Nine Months Ended                 For the Years Ended
                                                                September 30,                       December 31,
                                                      ---------------------------------  ----------------------------------
                                                            1999             1998               1998              1997
                                                      ----------------  ---------------  ----------------  ----------------
                                                        (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                           $     (1,463,112) $      (175,466) $       (422,625) $      (134,071)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization expense                      77,308           47,311            57,836                -
   Changes in operating assets and liabilities:
     (Increase) in accounts receivable                               -          (15,590)           (5,928)               -
     (Increase) in other assets                                (74,787)               -               (80)               -
     Increase in accounts payable                               44,101            1,207           151,033            7,015
     Increase (decrease) in accrued expenses                    22,288                -           (30,931)          32,208
                                                      ----------------  ---------------  ----------------  ---------------

       Net Cash (Used) by Operating Activities              (1,394,202)        (142,538)         (250,695)         (94,848)
                                                      ----------------  ---------------  ----------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Sale of marketable securities                                58,295           74,172           340,416                -
   Purchase of marketable securities                          (292,497)        (182,456)         (521,209)               -
   Purchase of fixed assets                                    (48,192)        (173,292)         (209,038)               -
                                                      ----------------  ---------------  ----------------  ---------------

       Net Cash (Used) by Investing Activities                (282,394)        (281,576)         (389,831)               -
                                                      ----------------  ---------------  ----------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of notes payable                                 (210,619)               -                 -                -
   (Increase) decrease in stock offering costs                       -            8,204             8,204           (8,204)
   Increase in notes payable                                   729,440          303,591           313,671           41,500
   Common stock issued for cash                              2,299,500                -           180,800          201,780
   Payments on capital lease obligations                       (43,497)               -                 -                -
                                                      ----------------  ---------------  ----------------  ---------------

       Net cash Provided by Financing Activities             2,774,824          311,795           502,675          235,076
                                                      ----------------  ---------------  ----------------  ---------------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                                 1,098,228         (112,319)         (137,851)         140,228

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                            16,390          154,241           154,241           14,013
                                                      ----------------  ---------------  ----------------  ---------------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                        $      1,114,618  $        41,922  $         16,390  $       154,241
                                                      ================  ===============  ================  ===============


        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)


                                                                 For the
                                                             Nine Months Ended                 For the Years Ended
                                                                September 30,                       December 31,
                                                      ---------------------------------  ----------------------------------
                                                            1999             1998               1998              1997
                                                      ----------------  ---------------  ----------------  ----------------
                                                        (Unaudited)       (Unaudited)
CASH PAID FOR:

   Interest                                           $         19,197  $        23,707  $         66,384  $        -
   Income Taxes                                       $              -  $             -  $              -  $        -

NON-CASH FINANCING ACTIVITIES:

   Common stock issued for debt                       $              -  $             -  $        389,271  $        -
   Common stock issued to acquire subsidiaries        $        840,000  $             -  $              -  $        -
   Common stock issued as collateral for debt         $              -  $             -  $              -  $        -



        The accompanying notes are an integral part of these consolidated financial statements.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 1 -      ORGANIZATION AND HISTORY

              The financial statements presented are those of Global Telephone Communication, Inc. The Company was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company's operations ceased and the mineral deposits were abandoned. The Company has been seeking new business opportunities believed to hold a potential profit. The Company changed its name to Global Telephone Communication, Inc. on October 14, 1997.

              On June 23, 1997, the Company acquired all of the outstanding shares of Chow's Consulting Corporation (Chow's) for 90,000 common shares of the common stock of the Company. The asset was recorded at predecessor cost since it was acquired form an entity under the common control of the Company. The only asset of Chow's was a mining claim which has since been deemed worthless and Chow's was dissolved.

              On February 9, 1998, the Company acquired all of the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corp. (Planet City), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 1,500,000 common shares in exchange for all of the issued and outstanding shares of Planet City. There was no cash consideration and the Company accounted for the acquisition of all the shares of Planet City as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Planet City.

              On February 9, 1998, the Company acquired all of the issued and outstanding shares of an operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks. There was no cash consideration and the Company accounted for the acquisition of all the shares as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Webworks.

              On March 24, 1998, the Company changed its domicile from the State of Utah to the State of Nevada.

              On April 16, 1998, the Company entered into a Share Exchange Agreement with Regent Luck Holdings Limited (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 4,950,000 shares of the Company to the shareholders of Regent.

              Regent has a ninety percent (90%) ownership and interest in a joint venture company, Shenzhen Global Net Computer Information Co. Ltd. (SCNGI), organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

              Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out computer information internet service.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              Shenzhen Newsnet Co. Ltd. and the joint venture company, Shenzhen Global Net Computer Information Co. Ltd. had entered into and exclusive agency agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

              As part of the Share Exchange Agreement, the Company agreed to provide funds as capital for the joint venture in the amount of $1,300,000. As of September 30, 1999, the Company has provided approximately $1,015,000 to the joint venture through Regent.

              The Company accounted for the acquisition of all the shares of Regent as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Regent.

              On March 7, 1999, the Company entered into a share exchange agreement with Pacific Asset International Ltd. (PAI), a Hong Kong Corporation, whereby the Company acquired 51% of the outstanding shares of PAI by issuing and exchanging 600,000 shares of the Company's common stock to the shareholders of PAI.

              On October 1, 1999, the Company sold Planet City and Webworks back to the original shareholders of the respective companies. The Company returned to the shareholders all the issued and outstanding shares of common stock of each Company in exchange for the shares of the Company=s common stock held by the shareholders. There was no cash consideration and the Company accounted for the disposition of all the shares of Planet City and Webworks as discontinued operations. The statements of operations of the Company have been adjusted to reflect the disposition of the subsidiaries as discontinued operations retroactively for the nine months ended September 30, 1999 and December 31, 1998.

              b.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end. The Company was classified as a development stage company until January 1, 1999.

              c.  Cash and Cash Equivalents

              Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

              d.  Basic Loss Per Share

              The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              e.  Provision for Taxes

              At September 30, 1999, the Company has net operating loss carryforwards totaling approximately $2,900,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              f.  Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              g.  Principles of Consolidation

              The consolidated financial statements include those of Global Telephone Communication, Inc., its 51% subsidiary PAI, and its wholly-owned subsidiary, Regent Luck Holdings Limited, and Regent's 90% subsidiary, SGNCI. No loss has been attributed to the minority interest because the minority owners had no basis in their shares. All material intercompany accounts and transactions have been eliminated.

              h.  Marketable Securities

              Marketable securities represent shares of stock which are classified as trading securities and are carried at market value. Any change in market value from period to period will be included in earnings.

              There are no unrealized gains or losses in either trading securities at September 30, 1999.

              i.  Advertising

              The Company follows the policy of charging the costs of advertising to expense as incurred.

              j. Costs of Developing Relationships, Opportunities and Acquiring Licenses

              Due to the uncertainty of the recoverability of such costs in developing relationships, opportunities and in acquiring licenses and approvals , these costs are expensed when incurred.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              k.  Unaudited Consolidated Financial Statements

              The following unaudited consolidated financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

              l.  Revenue Recognition

              Revenue is recognized upon receipt of services by the customer.

              m.  Foreign Currency Translation

              Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period end exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments will be included in the stockholders' equity section.

              n.  Goodwill

              The excess of the purchase price over the fair market value of the assets and liabilities acquired in the purchase of PAI has been recorded as goodwill.

              Amortization of goodwill is determined using the straight-line method over 10 years. Amortization expense was $42,000 and $-0-for the nine months ended September 30, 1999, and the year ended December 31, 1999, respectively.

NOTE 2 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to enter the business of internet service in China. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 3 -      NOTES PAYABLE

              Notes payable consisted of the following at September 30, 1999 and December 31, 1998.


                                                                            September 30,          December 31,
                                                                                 1999                 1998
                                                                         -----------------     -----------------
                                                                             (Unaudited)
              Promissory note to a shareholder at 10%,
               due on demand, unsecured.                                 $         729,440     $               -

              Promissory note to an individual at 10%,
               Due on demand, unsecured.                                            86,555               297,174
                                                                         -----------------     -----------------

              Total Notes Payable                                        $         815,995     $         297,174
                                                                         =================     =================


              Interest has been accrued for the above notes payable at their respective rates:


                                                                             September 30,        December 31,
                                                                                 1999                 1998
                                                                         -----------------     -----------------
                                                                             (Unaudited)
              Accrued Interest Payable                                   $          30,584     $           8,296
                                                                         =================     =================


NOTE 4 -      LOSS FROM DISCONTINUED OPERATIONS

              On October 1, 1999, the board of directors discontinued the operations of Planet City and Webworks. The following is a summary of the loss from discontinued operations as required by APB No.
              30. The September 30, 1999 and December 31, 1998 columns refer to the disposition of Planet City and Webworks. The December 31, 1997 column refers to the disposition of Krystar International, Inc. (Krystar). Krystar was involved in the technology of transporting of materials using Air/Laminar Flow Technology. Keystar was acquired on June 4, 1997 by the issuance of 6,000,000 shares of common stock. On September 24, 1997, the agreement was rescinded and the shares were canceled.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 4 -      LOSS FROM DISCONTINUED OPERATIONS (Continued)


                                                                                         December 31,
                                                              September 30,   ------------------------------------
                                                                  1999               1998              1997
                                                              (Unaudited)
              REVENUE                                       $        100,497  $         176,268  $               -
                                                            ----------------  -----------------  -----------------

              OPERATING EXPENSE

                Depreciation                                          29,987             57,463                  -
                General and administrative expense                    71,555            223,014             87,429
                                                            ----------------  -----------------  -----------------

                  Total Operating Expense                            101,542            280,477             87,429
                                                            ----------------  -----------------  -----------------

              OPERATING LOSS                                          (1,045)          (104,209)           (87,429)
                                                            ----------------  -----------------  -----------------

              OTHER INCOME (EXPENSE)

                Realized gain on marketable
                 securities                                           57,298            120,260                  -
                Interest expense                                     (10,463)           (27,302)                 -
                                                            ----------------  -----------------  -----------------

                  Total Other Income (Expense)                        46,835             92,958                  -
                                                            ----------------  -----------------  -----------------

              GAIN (LOSS) FROM DISCONTINUED
               OPERATIONS                                   $         45,790  $         (11,251) $         (87,429)
                                                            ================  =================  =================



              The Company retains no assets which were attributable to prior operations. No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 5 -      STOCK TRANSACTIONS

              On October 1, 1999, the Company canceled 2,000,000 shares of its common stock in conjunction with the disposition of Planet City and Webworks.

              On June 28, 1999, the Company issued 1,494,000 shares of its common stock as collateral for a loan.

              On March 9, 1999, the Company issued 600,000 shares of its common stock to acquire Pacific Asset International Ltd.

              During the nine months ended September 30, 1999, the Company issued 3,803,433 shares of its common stock for cash proceeds of $2,299,500 at prices ranging from $0.25 to $1.00 per share.

              On April 16, 1998, the Company issued 4,950,000 shares of its common stock to acquire Regent Luck Holdings limited.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 5 -      STOCK TRANSACTIONS (Continued)

              On February 9, 1998, the Company issued 1,500,000 shares of its common stock to acquire Planet City Graphics Corporation.

              On February 9, 1998, the Company issued 500,000 shares of its common stock to acquire Webworks Multimedia Corporation.

              On January 21, 1998, the Company issued 1,140,142 shares of its common stock for a total offering of $570,071. Of this offering, $180,800 was for cash and the balance of $389,271 was for the cancellation of debt.

              On October 23, 1997, the Company issued 3,000,000 shares of its common stock for cash proceeds of $31,000.

              On June 23, 1997, the Company issued 90,000 shares of its common stock to acquire Chow=s Consulting Corporation.

NOTE 6 -      STOCK OPTION PLAN

              On October 14, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), initially reserving an aggregate of 166,667 shares of the Company's common stock (the "Available Shares") for issuance pursuant to the exercise of stock options ("Options") which may be granted to employees, officers, and directors of the Company and consultants to the Company. The Plan provides for annual adjustment in the number of Available Shares, commencing December 31, 1997, to a number equal to 10% of the number of shares outstanding on December 31 of the preceding year or 166,667 shares, whichever is greater. No options have been granted as of September 30, 1999.

NOTE 7 -      COMMITMENTS

              a.  Operating Leases - Related Party

              The Company is renting its office space for approximately $3,000 per month on a month-to-month basis from an officer and director.

              b.  Joint Ventures

              The Company is obligated under the terms of SGNCI joint venture agreement to provide $1,300,000 capital for the operations of the joint venture. As of September 30, 1999, the Company had advanced approximately $1,015,000 to SGNCI through Regent.

              On September 23, 1999, the Company made a commitment for capital expenditures of approximately $250,000 to purchase an income stream from a Hong Kong joint venture.

              GLOBAL TELEPHONE COMMUNICATION, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 8 -      PROPERTY AND EQUIPMENT

               Property and equipment consists of the following:


                                                       September 30,          December 31,
                                                           1999                   1998
                                                     -----------------     -----------------
                                                        (Unaudited)
               Computer equipment                    $         336,092     $         287,900
               Office equipment                                 25,942                25,942
                                                     -----------------     -----------------

               Subtotal                                        362,034               313,842
               Accumulated depreciation                       (197,948)             (162,640)
                                                     -----------------     -----------------

               Net property and equipment            $         164,086     $         151,202
                                                     =================     =================


               Depreciation expense for the nine months ended September 30, 1999 and the year ended December 31, 1998 was $5,321 and $57,836, respectively.

               Depreciation is computed using the straight-line method over the estimated useful lives as follows:


                                     Computer equipment           5 years
                                     Office equipment             7 years


NOTE 9 -       LEASES

               At December 31, 1998, the Company is liable under the terms of non-cancelable operating leases for the following minimum lease commitments:


                                                                               Period Ended        Year Ended
                                     Year                                      September 30,       December 31,
                                     ----                                   ------------------  ------------------
                                                                               (Unaudited)
                                     1999                                   $           22,118  $           57,107
                                     2000                                                1,631              10,139
                                     2001                                                    -                   -
                                     2002                                                    -                   -
                                     Later Years                                             -                   -
                                                                            ------------------  ------------------

                                    Total minimum lease payments            $           23,749  $           67,246
                                                                            ==================  ==================


NOTE 10 -      SUBSEQUENT EVENTS

               On October 1, 1999, the Company disposed of two of its operating subsidiaries, Planet City and Webworks. The common stock of the subsidiaries was returned to the former shareholders of the companies in exchange for the shares of the Company=s common stock that was issued to the shareholders when the Company purchased the stock of the subsidiaries. There was no cash consideration for either the company or the shareholders on the disposition of the Companies.

               The Company subsequently canceled the shares of common stock that had been returned by the shareholders of Planet City and Webworks.

                                  EXHIBIT FS-2

                        GLOBAL TELEPHONE COMMUNICATIONS,
                           INC. CONSOLIDATED PROFORMA
                     FINANCIAL STATEMENTS SEPTEMBER 30, 1999

                      GLOBAL TELEPHONE COMMUNICATIONS, INC.

                   CONSOLIDATED PROFORMA FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                 C O N T E N T S


Consolidated Proforma Balance Sheet............................................................................. 3

Consolidated Statement of Operations............................................................................ 5

Summary of Assumptions and Disclosures.......................................................................... 6



                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                       Consolidated Proforma Balance Sheet
                               September 30, 1999
                                   (Unaudited)


                                     ASSETS


                                                                               Proforma
                                                                             Adjustments
                                         Global           Pacific Asset        Increase            Proforma
                                         Telephone        International        (Decrease)         Consolidated
                                     -----------------  ------------------  ------------------  ------------------
CURRENT ASSETS

   Cash                              $       1,112,920  $                -  $                -  $        1,112,920
   Marketable securities                       316,080                   -                   -             316,080
   Prepaid expenses                             41,041                   -                   -              41,041
                                     -----------------  ------------------  ------------------  ------------------

     Total Current Assets                    1,470,041                   -                   -           1,470,041
                                     -----------------  ------------------  ------------------  ------------------

FIXED ASSETS, NET                               45,862                   -                   -              45,862
                                     -----------------  ------------------  ------------------  ------------------

OTHER ASSETS

   Goodwill                                          -                   -             777,000             777,000
   Intercompany loans                            1,568                   -              (1,568)                  -
                                     -----------------  ------------------  ------------------  ------------------

     Total Other Assets                          1,568                   -             775,432             777,000
                                     -----------------  ------------------  ------------------  ------------------

     TOTAL ASSETS                    $       1,517,471  $                -  $          775,432  $        2,292,903
                                     =================  ==================  ==================  ==================


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                 Consolidated Proforma Balance Sheet (Continued)
                               September 30, 1999
                                   (Unaudited)


                 LIABILITIES AND STOCKHOLDERS= EQUITY (DEFICIT)


                                                                               Proforma
                                                                              Adjustments
                                         Global           Pacific Asset        Increase            Proforma
                                         Telephone        International        (Decrease)         Consolidated
                                     -----------------  ------------------  ------------------  ------------------
CURRENT LIABILITIES

   Accounts payable                  $         199,758  $                -  $           25,000  $          224,758
   Accrued expenses                             30,584                   -                   -              30,584
   Notes payable                                86,555                   -                   -              86,555
   Notes payable to shareholder                729,440                   -                   -             729,440
                                     -----------------  ------------------  ------------------  ------------------

     Total Current Liabilities               1,046,337                   -              25,000           1,071,337
                                     -----------------  ------------------  ------------------  ------------------

LONG-TERM DEBT

   Intercompany loans                                -               1,568              (1,568)                  -
                                     -----------------  ------------------  ------------------  ------------------

     Total Long-Term Debt                            -               1,568              (1,568)                  -
                                     -----------------  ------------------  ------------------  ------------------

     TOTAL LIABILITIES                       1,046,337               1,568              23,432           1,071,337
                                     -----------------  ------------------  ------------------  ------------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 25,000,000
    shares authorized of $0.001
    par value, 16,143,368 shares
    issued and outstanding                      15,543                   -                 600              16,143
   Additional paid-in capital                3,575,367                   -             812,832           4,388,199
   Accumulated deficit                      (3,119,776)             (1,568)            (61,432)         (3,182,776)
                                     -----------------  ------------------  ------------------  ------------------

     Total Stockholders' Equity                471,134              (1,568)            752,000           1,221,566
                                     -----------------  ------------------  ------------------  ------------------

     TOTAL LIABILITIES AND
      STOCKHOLDERS
      EQUITY (DEFICIT)               $       1,517,471  $                -  $          775,432  $        2,292,903
                                     =================  ==================  ==================  ==================


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                      Consolidated Statement of Operations
                  For the Nine Months Ended September 30, 1999
                                   (Unaudited)


                                                                               Proforma
                                                                             Adjustments
                                          Global           Pacific Asset        Increase            Proforma
                                         Telephone        International        (Decrease)         Consolidated
                                     -----------------  ------------------  ------------------  ------------------
REVENUES                             $               -  $                -  $                -  $                -
                                     -----------------  ------------------  ------------------  ------------------
OPERATING EXPENSES

   Depreciation and
     amortization                                5,321                   -              63,000              68,321
   Genera and administrative                 1,451,279               1,568                   -           1,452,847
                                     -----------------  ------------------  ------------------  ------------------

     Total Operating Expenses                1,456,600               1,568              63,000           1,521,168
                                     -----------------  ------------------  ------------------  ------------------

OPERATING (LOSS) INCOME                     (1,456,600)             (1,568)            (63,000)         (1,521,168)

OTHER INCOME (EXPENSES)

   Interest expense                             (8,734)                  -                   -              (8,734)
                                     -----------------  ------------------  ------------------  ------------------

     Total Other Income
       (Expenses)                               (8,734)                  -                   -              (8,734)
                                     -----------------  ------------------  ------------------  ------------------

LOSS BEFORE GAIN (LOSS)
   FROM DISCONTINUED
   OPERATIONS                               (1,465,334)             (1,568)            (63,000)         (1,529,902)
                                     -----------------  ------------------  ------------------  ------------------

GAIN (LOSS) FROM
   DISCONTINUED
   OPERATIONS                                  (17,140)                  -                   -             (17,140)
                                     -----------------  ------------------  ------------------  ------------------

LOSS BEFORE INCOME
  TAXES                                     (1,482,474)             (1,568)            (63,000)         (1,547,042)

INCOME TAXES                                         -                   -                   -                   -
                                     -----------------  ------------------  ------------------  ------------------

NET (LOSS) INCOME                    $      (1,482,474) $           (1,568) $          (63,000) $       (1,547,042)
                                     =================  ==================  ==================  ==================


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY

              a.  Organization

              Global Telephone Communications Inc. (the Company) was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company=s operations ceased and the mineral deposits were abandoned.

              On March 24, 1998, the Company changed its domicile from the State of Utah to the State of Nevada.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corporation (Planet City), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City. There was no cash consideration and the Company accounted for the acquisition of all the shares of Planet City as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Planet City.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks. There was no cash consideration and the Company accounted for the acquisition of all the shares as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Webworks.

              On April 16, 1998, the Company entered into a Share Exchange Agreement with Regent Luck Holdings Limited (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 5,000,000 shares of the Company to the shareholders of Regent.

              Regent has a ninety percent (90%) ownership and interest in a Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd., organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

              Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out Computer Information Internet Service.

              Shenzhen Newsnet Co. Ltd. and the Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd. had entered into an Exclusive Agency Agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              a.  Organization (Continued)

              The Company accounted for the acquisition of all the shares of Regent as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Regent.

              On March 9, 1999, the Company entered into a share exchange agreement with Pacific Asset International Ltd. (PAI), a Hong Kong corporation, whereby the Company acquired 51% of the outstanding shares of PAI by issuing and exchanging 600,000 shares of the Company to the shareholders of PAI.

              The proforma financial statements have been prepared as though the acquisition of PAI occurred on January 1, 1999.

              The following entries were recorded to properly reflect the acquisition of PAI:

              1. Record the issuance of the 600,000 shares of the Company=s common stock and PAI goodwill:


                                Goodwill                                                       $         840,000
                                Common stock                                                                (600)
                                Additional paid-in capital                                              (837,832)
                                Accumulated deficit - PAI                                                 (1,568)
                                                                                               -----------------

                                                    Total                                      $               -
                                                                                               =================


              2. Record additional acquisition costs relative to PAI:


                                Additional paid-in capital                                     $          25,000
                                Accounts payable                                                         (25,000)
                                                                                               -----------------

                                                    Total                                      $               -
                                                                                               =================


              3. Amortize goodwill for the nine months ended September 30, 1999:


                                Amortization expense                                           $          63,000
                                Accumulated amortization - goodwill                                      (63,000)
                                                                                               -----------------

                                                    Total                                      $               -
                                                                                               =================


                                  EXHIBIT FS-3

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                         CONSOLIDATED PROFORMA FINANCIAL
                          STATEMENTS DECEMBER 31, 1998
                        (POST RESCISSION OF SUBSIDIARIES)

                      GLOBAL TELEPHONE COMMUNICATIONS, INC.

                   CONSOLIDATED PROFORMA FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 C O N T E N T S


Consolidated Proforma Balance Sheet............................................................................. 3

Consolidated Statement of Operations............................................................................ 5

Summary of Assumptions and Disclosures.......................................................................... 6


                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                       Consolidated Proforma Balance Sheet
                                December 31, 1998
                                   (Unaudited)


                                     ASSETS


                                                                                         Proforma
                                                     Planet City          Webworks      Adjustments       Adjusted
                                                       Graphics           Multimedia     Increase         Proforma
                                   Consolidated       Corporation        Corporation     (Decrease)      Consolidated
                                -----------------   -----------------   -------------   ------------    -------------
CURRENT ASSETS

   Cash                         $          56,983   $               -   $      21,958   $          -    $      35,025
   Accounts receivable, net                 5,928                   -           5,218              -              710
   Marketable securities                   81,878                   -          81,878              -                -
   Prepaid expenses                            80                  80               -              -                -
   Loans to officers                        8,451                   -           8,451              -                -
                                -----------------   -----------------   -------------   ------------    -------------

     Total Current Assets                 153,320                  80         117,505              -           35,735
                                -----------------   -----------------   -------------   ------------    -------------

FIXED ASSETS, NET                         151,201             139,325           5,664              -            6,212
                                -----------------   -----------------   -------------   ------------    -------------

     TOTAL ASSETS               $         304,521   $         139,405   $     123,169   $          -    $      41,947
                                =================   =================   =============   ============    =============




                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                 Consolidated Proforma Balance Sheet (Continued)
                                December 31, 1998
                                   (Unaudited)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                          Proforma
                                                     Planet City          Webworks      Adjustments       Adjusted
                                                       Graphics           Multimedia       Increase       Proforma
                                  Consolidated        Corporation        Corporation     (Decrease)      Consolidated
                                -----------------   -----------------   -------------   ------------    -------------
CURRENT LIABILITIES

   Bank overdraft               $          40,593   $          40,593   $           -   $          -    $           -
   Accounts payable                       158,148                  16           2,590              -          155,542
   Accrued expenses                         8,296               5,664               -              -            2,632
   Current portion of long-term
      lease obligations                    57,107              57,107               -              -                -
                                -----------------   -----------------   -------------   ------------    -------------

     Total Current Liabilities            264,144             103,380           2,590              -          158,174
                                -----------------   -----------------   -------------   ------------    -------------

LONG-TERM DEBT

   Intercompany loans                           -             241,650         146,297        387,947                -
   Long-term lease obligations
      less current portion                 10,139              10,139               -              -                -
   Notes payable                          297,174              45,853          21,656              -          229,665
                                -----------------   -----------------   -------------   ------------    -------------
     Total Long-Term Debt                 307,313             297,642         167,953              -          229,665
                                -----------------   -----------------   -------------   ------------    -------------

     TOTAL LIABILITIES                    571,457             401,022         170,543        387,947          387,839
                                -----------------   -----------------   -------------   ------------    -------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 25,000,000
    shares authorized of $0.001
    par value, 12,245,935 shares
    issued and outstanding                 12,246                  59              65         (6,826)           5,296
   Additional paid-in capital           1,279,164                   -               -          6,950        1,286,114
   Accumulated deficit                 (1,558,346)           (261,676)        (47,439)      (388,071)      (1,637,302)
                                -----------------   -----------------   -------------   ------------    -------------

     Total Stockholders' Equity          (266,936)           (261,617)        (47,374)      (387,947)        (345,892)
                                -----------------   -----------------   -------------   ------------    -------------

     TOTAL LIABILITIES AND
      STOCKHOLDERS
      EQUITY (DEFICIT)          $         304,521   $         139,405   $     123,169   $          -    $      41,947
                                =================   =================   =============   ============    =============



                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                      Consolidated Statement of Operations
                      For the Year Ended December 31, 1998
                                   (Unaudited)


                                                                                          Proforma
                                                      Planet City          Webworks      Adjustments      Adjusted
                                                       Graphics           Multimedia       Increase       Proforma
                                   Consolidated       Corporation        Corporation     (Decrease)
                                -----------------   -----------------   -------------   ------------    -------------
CONSOLIDATED
REVENUES                        $         180,973   $          97,649   $      78,619   $          -    $       4,705
                                -----------------   -----------------   -------------   ------------    -------------

OPERATING EXPENSES

   Depreciation and
     amortization                          57,836              55,107           2,356              -              373
   Genera and administrative              630,569              36,286         186,728              -          407,555
                                -----------------   -----------------   -------------   ------------    -------------

     Total Operating Expenses             688,405              91,393         189,084              -          407,928
                                -----------------   -----------------   -------------   ------------    -------------

OPERATING (LOSS) INCOME                  (507,432)              6,256        (110,465)             -         (403,223)
                                -----------------   -----------------   -------------   ------------    -------------

OTHER INCOME (EXPENSES)

   Gamon marketable
     securities                           120,260                   -         120,260              -                -
   Interest expense                       (35,453)            (26,583)           (719)             -           (8,151)
                                -----------------   -----------------   -------------   ------------    -------------

     Total Other Income
       (Expenses)                          84,807             (26,583)        119,541              -           (8,151)
                                -----------------   -----------------   ------------- --------------    -------------

LOSS BEFORE GAIN (LOSS)
   FROM DISCONTINUED
   OPERATIONS                            (422,625)            (20,327)          9,076              -         (411,374)
                                -----------------   -----------------   -------------   ------------    -------------

GAIN (LOSS) FROM
   DISCONTINUED
   OPERATIONS                                   -              24,949          16,788        (48,470)         (90,207)
                                -----------------   -----------------   -------------   ------------    -------------

LOSS BEFORE INCOME
  TAXES                                  (422,625)              4,622          25,864        (48,470)        (501,581)

INCOME TAXES                                    -                   -               -              -                -
                                -----------------   -----------------   -------------   ------------    -------------

NET (LOSS) INCOME               $        (422,625)  $           4,622   $      25,864   $    (48,470)   $    (501,581)
                                =================   =================   =============   ============    =============


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY

              a.  Organization

              Global Telephone Communications Inc. (the Company) was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company=s operations ceased and the mineral deposits were abandoned.

              On March 24, 1998, the Company changed its domicile from the State of Utah to the State of Nevada.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corporation (Planet City), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City. There was no cash consideration and the Company accounted for the acquisition of all the shares of Planet City as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Planet City.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks. There was no cash consideration and the Company accounted for the acquisition of all the shares as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Webworks.

              On April 16, 1998, the Company entered into a Share Exchange Agreement with Regent Luck Holdings Limited (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 5,000,000 shares of the Company to the shareholders of Regent.

              Regent has a ninety percent (90%) ownership and interest in a Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd., organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

              Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out Computer Information Internet Service.

              Shenzhen Newsnet Co. Ltd. and the Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd. had entered into an Exclusive Agency Agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              b.  Disposition of Subsidiaries

              On October 1, 1999, the Company determined to disposed of two of its wholly-owned subsidiaries, Webworks and Planet City. To effect the sale of the subsidiaries, the Company returned to the respective companies' former shareholders all the issued and outstanding shares of common stock of each company held by the Company. In return, these shareholders returned all the shares of common stock of the Company that had been issued to them at the time the Company purchased the subsidiaries in 1998. No additional compensation was paid to either the Company or the former shareholders upon the disposition of the subsidiaries.

              Subsequent to the disposition of the Planet City and Webworks, the Company cancelled the shares returned to the Company pursuant to the sale of the subsidiaries.

              The operating results for the year ended December 31, 1998 have been adjusted to reflect the results of operations from the Planet City and Webworks as discontinued operations.

              The Company has recorded the disposal of Planet City and Webworks as discontinued operations and recorded the cancellation of common stock pursuant to the sales of the subsidiaries. The common stock, additional paid-in capital, and accumulated deficit accounts were adjusted to properly reflect the disposition of the subsidiaries.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              b.  Disposition of Subsidiaries (Continued)

              The following entries were recorded to properly reflect the disposition of Planet City and Webworks:

              1. Record the additional expense relative to the write-off of intercompany advances, common stock, and accumulated deficit of the subsidiary companies:


                                           Loss on discontinued operations         $          48,470
                                           Accumulated deficit                               339,601
                                           Common stock                                         (124)
                                           Advances to Planet City                          (241,650)
                                           Advances to Webworks                             (146,297)
                                                                                   -----------------

                                                       Total                       $               -
                                                                                   =================


              2. Record the cancellation of the common stock returned to the Company in conjunction with the disposition of Planet City and
                  Webworks:


                                           Common stock                            $           6,950
                                           Additional paid in capital                         (6,950)
                                                                                   -----------------

                                                       Total                       $               -
                                                                                   =================


                                  EXHIBIT FS-4

                      GLOBAL TELEPHONE COMMUNICATION, INC.
                         CONSOLIDATED PROFORMA FINANCIAL
                          STATEMENTS DECEMBER 31, 1998
                        (PRE RESCISSION OF SUBSIDIARIES)

                      GLOBAL TELEPHONE COMMUNICATIONS, INC.

                   CONSOLIDATED PROFORMA FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                                  C O N T E N T S

Consolidated Proforma Balance Sheet............................................................................. 3

Consolidated Statement of Operations............................................................................ 5

Summary of Assumptions and Disclosures.......................................................................... 6


                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                       Consolidated Proforma Balance Sheet
                                December 31, 1998
                                   (Unaudited)


                                                           ASSETS

                                  Global                                         Regent        Proforma
                                 Telephone       Planet City      Webworks        Luck        Adjustments
                               Communications     Graphics       Multimedia      Holdings       Increase       Proforma
                                    Inc.         Corporation    Corporation      Limited        (Decrease)    Consolidated
                             ----------------   -------------  -------------  --------------  -------------  -------------
CURRENT ASSETS

   Cash                      $         22,695   $           -  $      25,250  $       13,825  $           -  $      61,770
   Accounts receivable, net                 -               -          9,718             710              -         10,428
   Marketable securities                    -               -         94,157               -              -         94,157
   Prepaid expenses                    30,000              92              -               -              -         30,092
   Loans to officers                        -               -         19,104               -              -         19,104
                             ----------------   -------------  -------------  --------------  -------------  -------------

     Total Current Assets              52,695              92        148,229          14,535              -        215,551
                             ----------------   -------------  -------------  --------------  -------------  -------------

FIXED ASSETS, NET                       5,357         154,057          6,514             854              -        166,782
                             ----------------   -------------  -------------  --------------  -------------  -------------

OTHER ASSETS

   Intercompany loans                 439,464               -              -               -       (439,464)             -
   Notes receivable                         -               -              -          90,464              -         90,464
                             ----------------   -------------  -------------  --------------  -------------  -------------

     Total Other Assets               439,464          -              -               90,464       (439,464)        90,464
                             ----------------   -------------  -------------  --------------  -------------  -------------

     TOTAL ASSETS            $        497,516   $     154,149  $     154,743  $      105,853  $    (439,464) $     472,797
                             ================   =============  =============  ==============  =============  =============



                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                 Consolidated Proforma Balance Sheet (Continued)
                                December 31, 1998
                                   (Unaudited)


                                  LIABILITIES AND STOCKHOLDERS= EQUITY (DEFICIT)


                                          Global                                       Regent         Proforma
                                        Telephone      Planet City       Webworks       Luck         Adjustments
                                      Communications    Graphics        Multimedia     Holdings        Increase       Proforma
                                           Inc.        Corporation     Corporation     Limited        (Decrease)    Consolidated
                                    ----------------  -------------   -------------  -------------  --------------  -------------
CURRENT LIABILITIES

   Bank overdraft                   $              -  $      46,680   $           -  $           -  $            -  $      46,680
   Accounts payable                                -             19           6,697              -          25,000         31,716
   Accrued expenses                            2,180              -               -            451               -          2,631
   Payable - stockholders                     30,000        277,886         168,235        129,990        (439,464)       166,647
   Notes payable                             229,664        147,091          53,595              -               -        430,350
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     Total Current Liabilities               261,844        471,676         228,527        130,441        (414,464)       678,024
                                    ----------------  -------------   -------------  -------------  --------------  -------------

LONG-TERM DEBT

   Notes payable - less current
     portion                                       -         11,660               -              -               -         11,660
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     Total Long-Term Debt                          -         11,660               -              -               -         11,660
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     TOTAL LIABILITIES                       261,844        483,336         228,527        130,441        (414,464)       689,684
                                    ----------------  -------------   -------------  -------------  --------------  -------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 25,000,000
    shares authorized of $0.001
    par value, 12,245,935 shares
    issued and outstanding                     5,296              -               -              -           6,950         12,246
   Additional paid-in capital              1,595,588             68              75          1,292        (460,944)     1,136,079
   Accumulated deficit                    (1,365,212)      (329,255)        (73,859)       (25,880)        428,994     (1,365,212)
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     Total Stockholders' Equity              235,672       (329,187)        (73,784)       (24,588)        (25,000)      (216,887)
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     TOTAL LIABILITIES AND
      STOCKHOLDERS
      EQUITY (DEFICIT)              $        497,516  $     154,149   $     154,743  $     105,853  $     (439,464) $     472,797
                                    ================  =============   =============  =============  ==============  =============


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                      Consolidated Statement of Operations
                      For the Year Ended December 31, 1998
                                   (Unaudited)


                                        Global                                         Regent        Proforma
                                       Telephone       Planet City      Webworks        Luck         Adjustments
                                     Communications     Graphics       Multimedia      Holdings        Increase       Proforma
                                          Inc.         Corporation     Corporation      Limited       (Decrease)    Consolidated
                                    ----------------  -------------   -------------  -------------  --------------  -------------
REVENUES                            $              -  $     149,723   $     120,544  $           -  $            -  $     270,267
                                    ----------------  -------------   -------------  -------------  --------------  -------------

OPERATING EXPENSES

   Depreciation and amortization                   -         92,709           3,613              -               -         96,322
   General and administrative                234,196         55,638         286,305         24,846               -        600,985
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     Total Operating Expenses                234,196        148,347         289,918         24,846               -        697,307
                                    ----------------  -------------   -------------  -------------  --------------  -------------

OPERATING (LOSS) INCOME                     (234,196)         1,376        (169,374)       (24,846)              -       (427,040)
                                    ----------------  -------------   -------------  -------------  --------------  -------------

OTHER INCOME (EXPENSES)

   Gamon marketable securities                     -              -         184,392              -               -        184,392
   Interest income                             4,705              -               -              -               -          4,705
   Interest expense                                -        (32,074)         (1,103)             -               -        (33,177)
                                    ----------------  -------------   -------------  -------------  --------------  -------------

     Total Other Income
       (Expenses)                              4,705        (32,074)        183,289              -               -        155,920
                                    ----------------  -------------   -------------  -------------  --------------  -------------

LOSS BEFORE INCOME
 TAXES                                      (229,491)       (30,698)         13,915        (24,846)              -       (271,120)

INCOME TAXES                                       -              -               -              -               -              -
                                    ----------------  -------------   -------------  -------------  --------------  -------------

NET (LOSS) INCOME                   $       (229,491) $     (30,698)  $      13,915  $     (24,846) $            -  $    (271,120)
                                    ================  =============   =============  =============  ==============  =============


                   See Summary of Assumptions and Disclosures.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures


NOTE 1 -      ORGANIZATION AND HISTORY

              a.  Organization

              Global Telephone Communications Inc. (the Company) was incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly mine certain oil and mineral deposits. The Company was unable to raise development money and the Company=s operations ceased and the mineral deposits were abandoned.

              On March 24, 1998, the Company changed its domicile from the State of Utah to the State of Nevada.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Planet City Graphics Corporation (Planet City), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 1,500,000 common shares in exchange for all the issued and outstanding shares of Planet City. There was no cash consideration and the Company accounted for the acquisition of all the shares of Planet City as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Planet City.

              On February 9, 1998, the Company acquired all the issued and outstanding shares of an operating multimedia company, Webworks Multimedia Corporation (Webworks), a private company incorporated under the laws of British Columbia, Canada, having its office in Vancouver, B.C. The Company issued a total of 500,000 common shares in exchange for all the issued and outstanding shares of Webworks. There was no cash consideration and the Company accounted for the acquisition of all the shares as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Webworks.

              On April 16, 1998, the Company entered into a Share Exchange Agreement with Regent Luck Holdings Limited (Regent), a Hong Kong corporation, with offices in Hong Kong, whereby the Company acquired all the issued and outstanding shares of Regent by issuing and exchanging 4,950,000 shares of the Company to the shareholders of Regent.

              Regent has a ninety percent (90%) ownership and interest in a Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd., organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

              Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out Computer Information Internet Service.

              Shenzhen Newsnet Co. Ltd. and the Joint Venture Company, Shenzhen Global Net Computer Information Co. Ltd. had entered into an Exclusive Agency Agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

                      GLOBAL TELEPHONE COMMUNICATIONS INC.
                     Summary of Assumptions and Disclosures

NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              a.  Organization (Continued)

              The Company accounted for the acquisition of all the shares of Regent as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of Regent.

              b.  Recapitalization

              1. Record the purchase of Planet City Graphics Corporation through the issuance of 1,500,000 shares of common stock:


                                Common stock                                                    $          1,500
                                Additional paid-in capital                                                (1,500)
                                                                                                ----------------

                                               Total                                            $         -
                                                                                                ================


              2. Record the purchase of Webworks Multimedia Corporation through the issuance of 500,000 shares of common stock:


                                Common stock                                                    $            500
                                Additional paid-in capital                                                  (500)
                                                                                                ----------------

                                               Total                                            $         -
                                                                                                ================


              3. Record the purchase of Regent Luck Holdings Limited through the issuance of 4,950,000 shares of common stock:


                                Common stock                                                    $          4,950
                                Additional paid-in capital                                                (4,950)
                                                                                                ----------------

                                               Total                                            $              -
                                                                                                ================


              4. Record the estimated costs of the mergers:


                                Accounts payable                                                $         25,000
                                Additional paid-in capital                                               (25,000)
                                                                                                ----------------

                                               Total                                            $              -
                                                                                                ================


              5. Eliminate the accumulated deficits of the acquired companies:


                                Additional paid-in capital                                      $       (428,994)
                                Deficit accumulated during the development stage                         428,994
                                                                                                ----------------

                                               Total                                            $              -
                                                                                                ================


                                  EXHIBIT FS-5

                        PLANET CITY GRAPHICS CORPORATION
                     FINANCIAL STATEMENTS DECEMBER 31, 1998

                        PLANET CITY GRAPHICS CORPORATION

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 C O N T E N T S


Independent Auditors' Report............................................................................ 3

Balance Sheet........................................................................................... 4

Statement of Operations................................................................................. 6

Statement of Stockholders' Equity (Deficit)............................................................. 7

Statement of Cash Flows................................................................................. 8

Notes to the Financial Statements....................................................................... 9


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Planet City Graphics Corporation
Vancouver, British Columbia

We have audited the accompanying balance sheets of Planet City Graphics Corporation as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planet City Graphics Corporation as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
July 8, 1999

                        PLANET CITY GRAPHICS CORPORATION
                                  BALANCE SHEET



                                     ASSETS


                                                             December 31,
                                                                 1998
                                                          -----------------
CURRENT ASSETS

   Security deposit                                       $              80
                                                          -----------------

     Total Current Assets                                                80
                                                          -----------------
PROPERTY AND EQUIPMENT (Note 2)

   Computer equipment                                               251,868
   Computer software                                                 21,897
   Furniture and fixtures                                            27,827
   Less: accumulated depreciation                                  (162,267)
                                                          -----------------

     Total Property and Equipment                                   139,325
                                                          -----------------
     TOTAL ASSETS                                         $         139,405
                                                          =================


              The accompanying notes are an integral part of these
                             financial statements.

                        PLANET CITY GRAPHICS CORPORATION
                                  BALANCE SHEET



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                          December 31,
                                                                              1998
                                                                       -----------------
CURRENT LIABILITIES

   Accounts payable                                                    $              16
   Accrued interest (Note 6)                                                       5,664
   Cash overdraft                                                                 40,593
   Current portion of long-term lease (Note 3)                                    57,107
   Notes payable - Global Telephone (Note 4)                                     158,282
   Notes payable - related parties (Note 4)                                       83,368
                                                                       -----------------

     Total Current Liabilities                                                   345,030
                                                                       =================
LONG-TERM DEBT

   Lease obligations - long term (Note 3)                                         10,139
   Notes payable (Note 6)                                                         70,803
                                                                       -----------------

     Total Long-term Debt                                                         80,942
                                                                       -----------------
   TOTAL LIABILITIES                                                             425,972
                                                                       -----------------
COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock 1,000,000 shares authorized, no par value
    901 shares issued and outstanding                                                 59
   Accumulated deficit                                                          (286,626)
                                                                       -----------------
     Total Stockholders' Equity (Deficit)                                       (286,567)
                                                                       -----------------
     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)               $         139,405
                                                                       =================


              The accompanying notes are an integral part of these
                             financial statements.

                        PLANET CITY GRAPHICS CORPORATION
                             STATEMENT OF OPERATIONS


                                                         For the Year
                                                           Ended
                                                        December 31,
                                                            1998
                                                     -----------------
REVENUES                                             $          97,649
                                                     -----------------

EXPENSES

   General and administrative                                   20,832
   Depreciation                                                 55,107
                                                     -----------------
     Total Expenses                                             75,939
                                                     -----------------
OPERATING INCOME                                                21,710
                                                     -----------------
OTHER (EXPENSE)

   Interest expense                                            (26,583)
   Loss on disposal of assets                                  (15,454)
                                                     -----------------
      Total Other (Expense)                                    (42,037)
                                                     -----------------
NET LOSS                                             $         (20,327)
                                                     =================

BASIC LOSS PER SHARE                                 $          (22.56)
                                                     =================


              The accompanying notes are an integral part of these
                             financial statements.

                        PLANET CITY GRAPHICS CORPORATION
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                     Common Stock
                                                          --------------------------------     Accumulated
                                                               Shares           Amount            Deficit
                                                          ---------------  ---------------   ---------------
Balance, December 31, 1997                                            901  $            59   $      (266,299)

Net loss for year ended December 31, 1998                               -                -           (20,327)
                                                          ---------------  ---------------   ---------------

Balance, December 31, 1998                                            901  $            59   $      (286,626)
                                                          ===============  ===============   ===============











              The accompanying notes are an integral part of these
                             financial statements.

                        PLANET CITY GRAPHICS CORPORATION
                             STATEMENT OF CASH FLOWS


                                                                                                 For the Year
                                                                                                    Ended
                                                                                                 December 31,
                                                                                                     1998
                                                                                               -----------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss)                                                                                  $         (20,327)
   Adjustments to reconcile net (loss) to net cash flows
    from operating activities:
     Depreciation expense                                                                                 55,107
      Loss on disposal of assets                                                                          15,454
   Changes in operating assets and liabilities:
     (Increase) decrease in prepaid expenses                                                                 (79)
      Increase (decrease) in accounts payable                                                             (5,454)
      Increase (decrease) in bank overdraft                                                               (9,890)
      Increase (decrease) in accrued interest                                                              5,664
                                                                                               -----------------

       Net Cash Provided by Operating Activities                                                          40,475
                                                                                               -----------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                                           -
                                                                                               -----------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - Global Telephone                                                        158,282
   Proceeds from notes payable - affiliates                                                               83,368
   Proceeds from notes payable                                                                             2,544
   Payments on notes payable - shareholder                                                              (137,602)
   Payments on notes payable - affiliates                                                                (95,410)
   Payments on lease obligations                                                                         (51,657)
                                                                                               -----------------

       Net Cash (Used) by Financing Activities                                                           (40,475)
                                                                                               -----------------

NET INCREASE (DECREASE) IN CASH                                                                                -

CASH AT BEGINNING OF PERIOD                                                                                    -
                                                                                               -----------------
CASH AT END OF PERIOD                                                                          $               -
                                                                                               =================

CASH PAID DURING THE PERIOD FOR:

   Interest                                                                                    $          20,919
   Income taxes                                                                                $               -



              The accompanying notes are an integral part of these
                             financial statements.

                        PLANET CITY GRAPHICS CORPORATION
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -     HISTORY AND ORGANIZATION

             Planet City Graphics Corporation (the Company) was incorporated under the laws of British Columbia, Canada and has offices in Vancouver, British Columbia.

             On February 9, 1998, the Company was acquired by Global Telephone Communication, Inc. (Global), a Utah corporation, whereby Global acquired all of the Company's issued and outstanding shares for 1,500,000 shares of Global's common stock. There was no cash consideration and Global accounted for the acquisition of all the shares of the Company as a purchase and an acquisition of a wholly owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of the Company.

             The company operates primarily in the printing and publishing industry.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a. Accounting Method

             The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

             b. Provision for Taxes

             At December 31, 1998, the Company had net operating loss carryforwards of approximately $286,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements because the Company believes that there is a 50% chance the net operating loss carryforwards will expire unused, therefore the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

             c. Cash Equivalents

             The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

             d. Basic Loss Per Share

             The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted net loss per common share is not materially different from basic loss per share.

                        PLANET CITY GRAPHICS CORPORATION
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             e. Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

             f.  Property and Equipment

             Property and equipment are stated at cost. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows


                               Furniture and fixtures                  7 years
                               Computer equipment                      5 years
                               Computer software                       3 years


             Depreciation expense for the year ended December 31, 1998 was $55,107.

             g.  Advertising

             The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 3 - LEASES

             All non-cancelable leases with an initial term greater than one year have been categorized as capital leases in conformity with the definitions in Financial Accounting Standards Board Statement No. 13, AAccounting for Leases@.


             Period Ended                                                                           Capital
             December 31,                                                                           Leases
             ------------                                                                    -------------------
                   1999                                                                      $            57,107
                   2000                                                                                   10,139
                   2001                                                                                        -
                   2002                                                                                        -
                   Later years                                                                                 -
                                                                                             -------------------

             Total minimum lease payments                                                    $            67,246
                                                                                             ===================


                        PLANET CITY GRAPHICS CORPORATION
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 4  -    RELATED PARTY TRANSACTIONS

             During the year ended December 31, 1998, Global made advances to the Company totaling $158,282. The notes do not bear interest, are unsecured and are due on demand.

             During the year ended December 31, 1998, certain related companies made advances to the Company totaling $83,368. The notes do not bear interest, are unsecured and are due on demand.

             At December 31, 1997, the Company had notes payable a shareholder of the Company totaling $137,602. During the year ended December 31, 1998, these notes were repaid by the Company.

             At December 31, 1997, the Company had notes payable to certain related companies totaling $95,410. During the year ended December 31, 1998, these notes were repaid by the Company.

NOTE 5  -    COMMITMENTS AND CONTINGENCIES

             Operating Leases

             The Company leases its offices under a lease agreement accounted for as an operating lease. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

NOTE 6  -    NOTES PAYABLE

             The Company has notes payable to various individuals and companies. These notes bear interest at 8% per annum, are unsecured and are due upon demand. At December 31, 1998, the total amount payable on these notes was $70,803 with accrued interest of $5,664.

                                  EXHIBIT FS-6

                         WEBWORKS MULTIMEDIA CORPORATION
                     FINANCIAL STATEMENTS DECEMBER 31, 1998

                         WEBWORKS MULTIMEDIA CORPORATION

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 C O N T E N T S


Independent Auditors Report............................................................................. 3

Balance Sheet........................................................................................... 4

Statement of Operations................................................................................. 5

Statement of Stockholders= Equity (Deficit)............................................................. 6

Statement of Cash Flows................................................................................. 7

Notes to the Financial Statements....................................................................... 8


                          INDEPENDENT AUDITORS= REPORT


The Board of Directors
Webworks Multimedia Corporation
Vancouver, British Columbia, Canada

We have audited the accompanying balance sheet of Webworks Multimedia Corporation as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webworks Multimedia Corporation as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
July 8, 1999

                         WEBWORKS MULTIMEDIA CORPORATION
                                  Balance Sheet


                                                      ASSETS

                                                                                                 December 31,
                                                                                                     1998
                                                                                               -----------------
CURRENT ASSETS

   Cash                                                                                        $          21,958
   Accounts receivable                                                                                    16,613
   Marketable securities                                                                                  81,878
   Loans to officers                                                                                       5,218
                                                                                               -----------------

     Total Current Assets                                                                                125,667

PROPERTY AND EQUIPMENT (Note 2)

   Furniture and equipment                                                                                   686
   Computer hardware                                                                                      12,455
   Computer software                                                                                       1,679
   Less: accumulated depreciation                                                                         (9,156)
                                                                                               -----------------

     Total Property and Equipment                                                                          5,664

     TOTAL ASSETS                                                                              $         131,331
                                                                                               =================


                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                                                            $           5,823
   Notes payable - Global Telephone (Note 3)                                                             143,064
   Notes payable                                                                                          46,606
                                                                                               -----------------

     Total Current Liabilities                                                                           195,493

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock 10,000 shares authorized, no par value
     100 shares issued and outstanding                                                                        65
   Accumulated deficit                                                                                   (64,227)

     Total Stockholders' Equity (Deficit)                                                                (64,162)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                      $         131,331
                                                                                               =================


              The accompanying notes are an integral part of these
                             financial statements.

                         WEBWORKS MULTIMEDIA CORPORATION
                             Statement of Operations


                                                                                                   For the
                                                                                                  Year Ended
                                                                                                  December 31,
                                                                                                     1998
                                                                                               -----------------
REVENUES                                                                                       $          78,619
                                                                                               -----------------

EXPENSES

   General and administrative                                                                            186,728
   Depreciation expense                                                                                    2,356

     Total Expenses                                                                                      189,084

LOSS FROM OPERATIONS                                                                                    (110,465)

OTHER INCOME (EXPENSE)

   Gain on marketable securities                                                                         120,260
   Interest expense                                                                                         (719)

     Total Other Income (Expense)                                                                        119,541

NET INCOME                                                                                     $           9,076
                                                                                               =================

BASIC EARNINGS PER SHARE                                                                       $           90.76
                                                                                               =================


              The accompanying notes are an integral part of these
                             financial statements.

                         WEBWORKS MULTIMEDIA CORPORATION
                        Statement of Stockholders' Equity



                                                                   Common Stock             Additional
                                                          --------------------------------    Paid-In             Accumulated
                                                              Shares           Amount         Capital               Deficit
                                                          ---------------  ---------------   ---------------  ----------------
Balance, December 31, 1997                                            100  $            65   $             -  $        (73,303)

Net income for the year ended
 December 31, 1998                                                      -                -                 -             9,076
                                                          ---------------  ---------------   ---------------  ----------------

Balance, December 31, 1998                                            100  $            65   $             -  $        (64,227)
                                                          ===============  ===============   ===============  ================


              The accompanying notes are an integral part of these
                             financial statements.

                         WEBWORKS MULTIMEDIA CORPORATION
                             Statement of Cash Flows


                                                                                                   For the
                                                                                                  Year Ended
                                                                                                  December 31,
                                                                                                      1998
                                                                                               -----------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                                                  $           9,076
   Adjustments to reconcile net (loss) to net cash flows
    from operating activities:
     Depreciation expense 2,356 Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                                                          (16,613)
     (Increase) decrease in other assets                                                                 (87,095)
     Increase (decrease) in accounts payable                                                               5,366
                                                                                               -----------------

       Net Cash (Used) by Operating Activities                                                           (86,910)
                                                                                               -----------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                                           -

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - Global Telephone                                                        146,297
   Payments on notes payable - shareholders and related parties                                          (38,870)

       Net Cash Provided by Financing Activities                                                         107,427
                                                                                               -----------------

NET INCREASE (DECREASE) IN CASH                                                                           20,517

CASH AT BEGINNING OF PERIOD                                                                                1,441

CASH AT END OF PERIOD                                                                          $          21,958
                                                                                               =================

CASH PAID DURING THE PERIOD FOR:

   Interest                                                                                    $             719
   Income taxes                                                                                $               -


              The accompanying notes are an integral part of these
                             financial statements.

                         WEBWORKS MULTIMEDIA CORPORATION
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -      HISTORY AND ORGANIZATION

              Webworks Multimedia Corporation is a private company incorporated under the laws of British Columbia, Canada. On February 9, 1998, Global Telephone Communication, Inc. (Global) acquired all of the issued and outstanding shares of the Company. Global issued 500,000 shares of its common stock to the Company's shareholders in exchange for all issued and outstanding shares of the Company. There was no cash consideration and the acquisition of all the share by Global was accounted for as a purchase and an acquisition of a wholly-owned subsidiary. There was no adjustment to the carrying value of the assets or liabilities of the Company.

              The Company operates in the computer multimedia and internet industry.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b.  Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              c.  Basic Earnings Per Share

              The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted net earnings per common share is not materially different from basic earnings per share.

              d.  Provisions for Taxes

              At December 31, 1998, the Company had net operating loss carryforwards of approximately $64,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements because the Company believes that there is a 50% chance the net operating loss carryforwards will expire unused, therefore, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              e.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                         WEBWORKS MULTIMEDIA CORPORATION
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Property and Equipment

              Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:


                           Furniture and equipment               5 years
                           Computer equipment                    3 years
                           Computer software                     3 years


              Depreciation expense for the year ended December 31, 1998 was $2,356.

              g.  Marketable Securities

              Marketable securities represent shares of stock which are classified as trading securities and are carried at market value. Any change in market value from period to period will be included in earnings.

              There are no unrealized gains or losses in either trading securities at December 31, 1998.

              h.  Advertising

              The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              As of December 31, 1997, the Company was owed $3,233 by Global. During the year ended December 31, 1998, Global made advances totaling $146,297 to the Company. As of December 31, 1998, the net amount due to Global from the Company was $143,064. The amounts advanced do not bear interest, are unsecured and are due upon demand.

                                  EXHIBIT FS-7

                          REGENT LUCK HOLDINGS LIMITED
                     FINANCIAL STATEMENTS DECEMBER 31, 1998

                          REGENT LUCK HOLDINGS LIMITED

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                                  C O N T E N T S


Independent Auditors= Report............................................................................ 3

Balance Sheet........................................................................................... 4

Statement of Operations................................................................................. 5

Statement of Stockholders= Equity (Deficit)............................................................. 6

Statement of Cash Flows................................................................................. 7

Notes to the Financial Statements....................................................................... 8


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Regent Luck Holdings Limited
Vancouver, B.C. Canada

We have audited the accompanying balance sheets of Regent Luck Holdings Limited as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Luck Holdings Limited as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
July 8, 1999

                          REGENT LUCK HOLDINGS LIMITED
                                  Balance Sheet


                                                      ASSETS


                                                                                                    December 31,
                                                                                                     1998
CURRENT ASSETS

   Cash                                                                                        $          13,825
   Accounts receivable                                                                                       710
                                                                                               -----------------

     Total Current Assets                                                                                 14,535

PROPERTY AND EQUIPMENT (Note 2)

   Equipment                                                                                                 854
   Less: accumulated depreciation                                                                             (8)

     Total Property and Equipment                                                                            846

OTHER ASSETS

   Investment in Shenzhen Global Net Computer Information Co. Ltd.                                             -
                                                                                               -----------------

     Total Other Assets                                                                                        -

     TOTAL ASSETS                                                                              $          15,381
                                                                                               =================

                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                                                            $             452
   Notes payable - Global Telephone (Note 3)                                                             129,990
                                                                                               -----------------

     Total Current Liabilities                                                                           130,442

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock 10,000 shares authorized, no par value,
     10,000 shares issued and outstanding                                                                  1,292
   Accumulated deficit                                                                                  (116,353)

     Total Stockholders' Equity (Deficit)                                                               (115,061)

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)                                       $          15,381
                                                                                               =================


              The accompanying notes are an integral part of these
                             financial statements.

                          REGENT LUCK HOLDINGS LIMITED
                            Statement of Operations


                                                                                                   For the
                                                                                                  Year Ended
                                                                                                  December 31,
                                                                                                      1998
                                                                                               -----------------
REVENUES                                                                                       $               -
                                                                                               -----------------

EXPENSES

   General and administrative                                                                            116,345
   Depreciation                                                                                                8

     Total Expenses                                                                                      116,353

NET LOSS                                                                                       $        (116,353)
                                                                                               =================

BASIC LOSS PER SHARE                                                                           $          (11.64)
                                                                                               =================


              The accompanying notes are an integral part of these
                             financial statements.

                          REGENT LUCK HOLDINGS LIMITED
                   Statement of Stockholders' Equity (Deficit)


                                                                    Common Stock               Additional
                                                          --------------------------------      Paid-In          Accumulated
                                                               Shares           Amount          Capital            Deficit
                                                          ---------------  ---------------   ---------------  ----------------
Balance, December 31, 1997                                         10,000  $         1,292   $             -  $              -

Net loss for the year ended
 December 31, 1998                                                      -                -                 -          (116,353)
                                                          ---------------  ---------------   ---------------  ----------------

Balance, December 31, 1998                                         10,000  $         1,292   $             -  $       (116,353)
                                                          ===============  ===============   ===============  ================


              The accompanying notes are an integral part of these
                             financial statements.

                          REGENT LUCK HOLDINGS LIMITED
                             Statement of Cash Flows


                                                                                                   For the
                                                                                                 Year Ended
                                                                                                 December 31,
                                                                                                     1998
                                                                                               -----------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss)                                                                                  $        (116,353)
   Adjustments to reconcile net (loss) to net cash flows
    from operating activities:
     Depreciation expense 8 Changes in operating assets and liabilities:
     Increase (decrease) in accounts receivable                                                             (710)
     (Increase) decrease in accounts payable                                                                 452

       Net Cash (Used) by Operating Activities                                                          (116,603)
                                                                                               -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                                                       (854)

       Net Cash (Used) by Investing Activities                                                              (854)
                                                                                               -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable - Global Telephone                                                        129,990
                                                                                               -----------------

       Net Cash Provided by Financing Activities                                                         129,990
                                                                                               -----------------

NET INCREASE (DECREASE) IN CASH                                                                           12,533

CASH AT BEGINNING OF PERIOD                                                                                1,292

CASH AT END OF PERIOD                                                                          $          13,825
                                                                                               =================

CASH PAID DURING THE PERIOD FOR:

   Interest                                                                                    $               -
   Income taxes                                                                                $               -


              The accompanying notes are an integral part of these
                             financial statements.

                          REGENT LUCK HOLDINGS LIMITED
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -     HISTORY AND ORGANIZATION

             Regent Luck Holdings Limited (the Company) was incorporated in Hong Kong on December 18, 1996.

             On April 16, 1998, the Company entered into a Share Exchange Agreement with Global Telecommunications, Inc. (Global), a Utah corporation, with offices in Vancouver, British Columbia, whereby Global acquired all the issued and outstanding shares of the Company by issuing and exchanging 4,950,000 shares of Global to the shareholders of the Company.

             The Company has a ninety percent (90%) ownership and interest in a joint venture company, Shenzhen Global Net Computer Information Co. Ltd., organized under the laws of The Peoples Republic of China, with Shenzhen Newsnet Co. Ltd.

             Shenzhen Newsnet Co. Ltd. has obtained the Telecommunications Business Operation Approval (No. GDSZ P90007) which allows it to carry out computer information internet service.

             Shenzhen Newsnet Co. Ltd. and the joint venture company, Shenzhen Global Net Computer Information Co. Ltd. had entered into an exclusive agency agreement for Shenzhen Global Net Computer Information Co. Ltd. to act as exclusive agents to conduct all telecommunications and internet business and services in Shenzhen, Guangdong Province, PRC.

             As part of the Share Exchange Agreement, Global agreed to provide funds as capital for the joint venture in the amount of $1,300,000. As of the year end, Global has provided $90,465 to the joint venture through the Company.

             Global accounted for the acquisition of all the shares of the Company as a purchase and the Company's accounts are consolidated in the accompanying financial statements.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a. Accounting Method

             The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

             b. Cash Equivalents

             The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                          REGENT LUCK HOLDINGS LIMITED
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             c. Basic Loss Per Share

             The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted net loss per common share is not materially different from basic loss per share.

             d. Provision for Taxes

             At December 31, 1998, the Company had net operating loss carryforwards of approximately $25,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements because the Company believes that there is a 50% chance the net operating loss carryforwards will expire unused, therefore the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

             e. Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

             f.  Property and Equipment

             Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows


                               Equipment                               5 years


             Depreciation expense for the year ended December 31, 1998 was $8.

             g.  Advertising

             The Company follows the policy of charging the costs of advertising to expense as incurred.

                          REGENT LUCK HOLDINGS LIMITED
                        Notes to the Financial Statements
                                December 31, 1998

NOTE 3 -  RELATED PARTY TRANSACTIONS

             During 1998, the Company=s parent company, Global, made advances to the Company totaling $129,990. The notes do not bear interest, are unsecured and are due on demand.

NOTE 4 -     COMMITMENTS AND CONTINGENCIES

             As a part of the Share Exchange Agreement (Note 1), Global agreed to provide funds as capital for the joint venture company Shenzhen Global Net Computer Information Co. Ltd. in the amount of $1,300,000. As of the year end, Global has provided $90,465 to the joint venture through the Company.

                                  EXHIBIT FS-8

                       PACIFIC ASSET INTERNATIONAL LIMITED
                        REPORTS AND FINANCIAL STATEMENTS
                     FOR THE PERIOD FROM 11TH JANUARY, 1999
                 (DATE OF INCORPORATION) TO 30TH SEPTEMBER, 1999

                       PACIFIC ASSET INTERNATIONAL LIMITED
                                     [LOGO]
                        REPORTS AND FINANCIAL STATEMENTS
                     FOR TIE PERIOD FROM 11TH JANUARY, 1999
                 (DATE OF INCORPORATION) TO 30TH SEPTEMBER, 1999















                                 YIP LEUNG & SO
                          Certified Public Accountants

PACIFIC ASSET INTERNATIONAL LIMITED


  CONTENTS                                                      PAGE(S)
  REPORT OF THE DIRECTORS                                          1

  REPORT OF THE AUDITORS                                         2 - 3

  PROFIT AND LOSS ACCOUNT                                          4

  BALANCESHEET                                                     5

  NOTES TO THE FINANCIAL STATEMENTS                              6 - 7

  DETAILED PROFIT AND LOSS ACCOUNT
  (FOR MANAGEMENT INFORMATION ONLY)

  (EXPRESSED IN HONG KONG DOLLARS)



                                                                             P.1


PACIFIC ASSET INTERNATIONAL LIMITED

REPORT OF THE DIRECTORS


The directors have pleasure in submitting their first annual report together with the audited financial statements for the period from 11th January, 1999 (date of incorporation) to 30th September, 1999 .


PRINCIPAL ACTIVITY


The company is engaged in the business of setting up major internet business and other businesses related to information technology and information management. However, no business was concluded during the period.


FINANCIAL RESULTS


The results of the company for the period ended 30th September, 1999 and the state of the company's affairs at that date are set out in the financial statements on pages 4 to 7.


DIRECTORS


The directors during the period were :


  Apex Management Limited              (Appointed on 28th January, 1999)
  Apex Directorate Limited             (Appointed on 28th January, 1999)
  Apex Secretarial Corporation         (Appointed on 28th January, 1999)


All of the present directors shall remain in office for the ensuing year.


DIRECTORS' INTERESTS


No contracts of significance to which the company or its holding company was a party and in which a director had a material interest subsisted at the end of the period or at any time during the period.

At no time during the period was the company or its holding company a party to any arrangements to enable the directors of the company to acquire benefits by means of acquisition of shares in or debentures of the company or any other body corporate.


AUDITORS


A resolution for the reappointment of Messrs. Yip Leung & So as auditors of the company is to be proposed at the forthcoming annual general meeting.


BY ORDER OF THE BOARD
For and on behalf of
APEX DIRECTORATE LIMITED

/s/ [Illegible]
--------------------------------------
         AUTHORIZED SIGNATURE(S)
--------------------------------------
CHAIRMAN Hong Kong: 9th November, 1999

                                                                             P.2


                                  [LETTERHEAD]

REPORT OF THE AUDITORS
TO THE SHAREHOLDERS OF PACIFIC ASSET INTERNATIONAL LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 4 to 7 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTY

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the company's loss incurred after taxation of HK$27,850. The financial statements have been prepared on a going concern basis, the validity of which depends upon future funding being available. The financial statements do not include any adjustment that would result from a failure to obtain funding. Details of the circumstances relating to this fundamental uncertainty are described in note 2. We consider that appropriate estimates and disclosures have been made and our opinion is not qualified in this respect.

                                                                             P.3


                                  [LETTERHEAD]



REPORT OF THE AUDITORS
TO THE SHAREHOLDERS OF PACIFIC ASSET INTERNATIONAL MUTED


(incorporated in Hong Kong with LIMITED LIABILITY)


OPINION


In our opinion the financial statements give a true and fair view, in all material respects, of the state of the company's affairs as at 30th September, 1999 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Ordinance.


/s/ Yip Leung & So
----------------------------
Yip Leung & So
Certified Public Accountants


Hong Kong: 9th November, 1999

                                                                             P.4


PACIFIC ASSET INTERNATIONAL LIMITED

PROFIT AND LOSS ACCOUNT
FOR THE PERIOD FROM 11TH JANUARY, 1999
(DATE OF INCORPORATION) TO 30TH SEPTEMBER, 1999


                                               NOTE                HK$
                                               ----                ---
  TURNOVER                                                            -
                                                                ========
  LOSS BEFORE TAXATION                          3               (20,850)

  TAXATION                                      5                     -
                                                                --------
  LOSS AFTER TAXATION                                           (20,850)

  EXCEPTIONAL ITEM
  Preliminary expenses written off                               (7,000)
                                                                --------
  LOSS FOR THE PERIOD AND CARRIED FORWARD                       (27,850)
                                                                ========


The notes on pages 6 and 7 form part of these financial statements.

                                                                             P.5


PACIFIC ASSET INTERNATIONAL LIMITED

BALANCE SHEET AT 30TH SEPTEMBER, 1999



                                          NOTE           HK$
                                          ----           ---
  CURRENT LIABILITIES


  Accounts payable                                     (19,350)
  Accrual                                               (8,500)
                                                       ---------
                                                       (27,850)
                                                       =========
  Representing :

  SHARE CAPITAL                            6             9,999

  ACCUMULATED LOSSES.                                  (27,850)
                                                       ---------
                                                       (17,851)

  AMOUNT DUE FROM SHAREHOLDERS                          (9,999)
                                                       ---------
                                                       (27,850)
                                                       =========



  Approved by the board of directors on 9th November, 1999


  For and on behalf of                    For and on behalf of
  APEX DIRECTORATE LIMITED                APEX SECRETARIAL CORPORATION



----------------------------              ------------------------------
  Authorized Signature                    Authorized Signature
  Director                                Director


The notes on pages 6 and 7 form part of these financial statements.

                                                                             P.6

PACIFIC ASSET INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.   STATUS OF THE COMPANY

The company was incorporated in Hong Kong under the Companies Ordinance on 11th January, 1999.

2.   BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The company has received a letter of financial support from its immediate holding company, Global Telephone Communications Inc. which has agreed to provide further financial support to the company to maintain the company as a going concern.

In view of this undertaking, the Board considers that it would still be appropriate to prepare the financial statements for the period ended 30th September, 1999 on a going concern basis,

3.   LOSS BEFORE TAXATION


                                                                   HK$
                                                                  -----
  Loss before taxation is arrived at after charging :

  Auditors' remuneration                                          8,500
                                                                  =====


4.   DIRECTORS' REMUNERATION

  Remuneration of the directors disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

                                                                   HK$
                                                                  -----
  Fees                                                             Nil
  Other emoluments                                                 NIL
                                                                  =====

5.   TAXATION

No provision for Hong Kong profits tax has been made as the company did not earn income subject to Hong Kong profits tax.

                                               (For Management
PACIFIC ASSET INTERNATIONAL LIMITED            Information Only)
--------------------------------------------------------------------------------
                                                                             P.7

PACIFIC ASSET INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS


6.   SHARE CAPITAL


  Authorised :
  10,000 ordinary shares of HK$1 each                       10,000

  Issued and fully paid :
  9,999 ordinary shares of HK$ I each                        9,999


The company was incorporated with an authorised share capital of HK$10,000 divided into 10,000 shares of HK$1 each. 9,999 shares were issued at par during the period to provide for the initial capital of the company.


7.   ULTIMATED HOLDING COMPANY


The directors consider that the ultimate holding company to be Global Telephone Communication Inc. incorporated in Nevada, U.S.A.

                                      EXHIBITS


EXHIBIT NO.         DESCRIPTION
-----------         -----------
6.11                Revenue Participation and Option
                    to Purchase Agreement

6.12                Mutual Rescission Agreement Between
                    Global Telephone Communication, Inc.
                    and Planet City Graphics Corp.

6.13                Mutual Rescission Agreement Between
                    Global Telephone Communication, Inc.
                    and Webworks Multimedia Corporation

6.14                Yamaha Promotional Calling Card Programme

6.15                First Continental Capital, L.P.  Revenue
                    Participation Agreement
